UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F



(Mark One)

|X| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|_|           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
              OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE FISCAL YEAR ENDED ______________
                                       OR
|_|           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
              OF THE SECURITIES EXCHANGE ACT OF 1934

              FOR THE TRANSITION PERIOD FROM _______________________ TO ________________________

Commission file number________________

                             STRATEGIC ENERGY FUND
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             (Exact name of Registrant as specified in its charter)

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                (Translation of Registrant's name into English)

                                ONTARIO, CANADA
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                (Jurisdiction of incorporation or organization)

          Suite 2850, 130 King Street West, Toronto, ON Canada M5X 1A4
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                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

   Title of each class           Name of each exchange on which registered
         Units                                  None
---------------------------     ------------------------------------------


Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     None
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                                (Title of Class)

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None
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                                (Title of Class)

                  Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report:

                  3,411,696 Units. The issuer has never issued common shares.

                  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                               |_| Yes |X| No

                  Indicate by check mark which financial statement item the registrant has elected to follow.

                                                      |X| Item 17 |_| Item 18

        (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
                          DURING THE PAST FIVE YEARS)

                  Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                              |_| Yes |_| No



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
                                                   TABLE OF CONTENTS

                                                                                                             PAGE
PART I...........................................................................................................1

         Item 1.  Identity of Directors, Senior Management and Advisers..........................................1

                  A.       Directors and senior management.......................................................1

                  B.       Advisers..............................................................................2

                  C.       Auditors..............................................................................2

         Item 2.  Offer Statistics and Expected Timetable........................................................2

         Item 3.  Key Information................................................................................2

                  A.       Selected financial data...............................................................3

                  B.       Capitalization and indebtedness.......................................................4

                  C.       Reasons for the offer and use of proceeds.............................................4

                  D.       Risk factors..........................................................................4

         Item 4.  Information on the Company.....................................................................9

                  A.       History and development of the company................................................9

                  B.       Business overview....................................................................10

                  C.       Organizational structure.............................................................18

                  D.       Property, plants and equipment.......................................................18

         Item 5.  Operating and Financial Review and Prospects..................................................18

                  A.       Operating results....................................................................18

                  B.       Liquidity and Capital Resources......................................................21

                  C.       Research and development, patents and licenses, etc..................................22

                  D.       Trend information....................................................................22

                  E.       Off-balance sheet arrangements.......................................................23

                  F.       Tabular disclosure of contractual obligations........................................23

         Item 6.  Directors, Senior Management and Employees....................................................23

                  A.       Directors and senior management......................................................23

                  B.       Compensation.........................................................................26

                  C.       Board practices......................................................................28

                  D.       Employees............................................................................29

                  E.       Share ownership......................................................................29

         Item 7.  Major Shareholders and Related Party Transactions.............................................30

                  A.       Major shareholders...................................................................30

                  B.       Related party transactions...........................................................30

                  C.       Interests of experts and counsel.....................................................30

         Item 8.  Financial Information.........................................................................30

                  A.       Consolidated Statements and Other Financial Information..............................30

                  B.       Significant Changes..................................................................30

         Item 9.  The Offer and Listing.........................................................................30

                  A.       Offer and listing details............................................................31

                  B.       Plan of distribution.................................................................32

                  C.       Markets..............................................................................32

                  D.       Selling shareholders.................................................................32

                  E.       Dilution.............................................................................32

                  F.       Expenses of the issue................................................................32

         Item 10. Additional Information........................................................................32

                  A.       Share capital........................................................................32

                  B.       Memorandum and articles of association...............................................32

                  C.       Material contracts...................................................................41

                  D.       Exchange controls....................................................................42

                  E.       Taxation.............................................................................42

                  F.       Dividend and Paying Agents...........................................................48

                  G.       Statements by Experts................................................................48

                  H.       Documents on Display.................................................................48

                  I.       Subsidiary Information...............................................................48

         Item 11. Quantitative and Qualitative Disclosures About Market Risk....................................49

                  A.       Quantitative Information About Market Risk...........................................49

                  B.       Qualitative Information About Market Risk............................................49

         Item 12. Description of Securities Other than Equity Securities........................................49

PART II.........................................................................................................49

         Item 13. Defaults, Dividend Arrearages and Delinquencies...............................................49

         Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds..................49

         Item 15. Controls and Procedures.......................................................................49

         Item 16. [Reserved]....................................................................................49

         Item 16 A.  Audit Committee Financial Expert...........................................................49

         Item 16 B.  Code of Ethics.............................................................................49

         Item 16 C.  Principal Accountant Fees and Services.....................................................49

         Item 16 D.  Exemptions from the Listing Standards for Audit Committees.................................49

         Item 16 E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.....................50

                  Not Applicable................................................................................50

PART III........................................................................................................50

         Item 17. Financial Statements..........................................................................50

         Item 18. Financial Statements..........................................................................50

         Item 19. Exhibits......................................................................................50

PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.       DIRECTORS AND SENIOR MANAGEMENT

         The registrant, Strategic Energy Fund (the "Fund"), is a closed-end Ontario unincorporated investment trust established under the laws of Ontario pursuant to a trust agreement dated February 14, 2002, as amended and restated as of April 11, 2002 and October 10, 2003 (the "Trust Agreement"), between Strategic Energy Management Corp. (formerly NCE Strategic Energy Management Corp.), as manager (the "Manager"), and Computershare Trust Company of Canada, as trustee of the Fund (the "Trustee"). As a trust, the Fund has no officers, directors or employees. The sole business of the Manager is managing the general affairs of the Fund, pursuant to a management agreement, dated as of April 11, 2002 between the Fund and the Manager (the "Management Agreement"). All decisions with respect to the investment of the Fund's assets are made by the Manager and Sentry Select Capital Corp., serving as investment advisor to the Fund (the "Investment Advisor").

         The name and business address of, and the position held by, each of the Manager's directors and senior management are set out below. Also set out below is a brief description of the function that each such individual performs for or on behalf of the Fund.


    NAME AND BUSINESS ADDRESS                       POSITION AT MANAGER
    JOHN F. DRISCOLL                                Chairman, Chief Executive
          c/o The Exchange Tower                    Officer and Director
          130 King Street West, Suite 2850
          Toronto, ON, Canada M5X 1A4
    GORDON M. THOMPSON                              President and Chief
          c/o The Exchange Tower                    Operating Officer
          130 King Street West, Suite 2850
          Toronto, ON, Canada M5X 1A4
    DAVID M. SCHWARTZ                               Senior Vice-President
          c/o The Exchange Tower
          130 King Street West, Suite 2850
          Toronto, ON, Canada M5X 1A4
    JOHN VOOGLAID                                   Vice-President,
          c/o The Exchange Tower                    Treasurer and Secretary
          130 King Street West, Suite 2850
          Toronto, ON, Canada M5X 1A4
    JOHN A. BRUSSA                                  Director
          c/o Suite 1400
          350 - 7th Ave. S.W.
          Calgary, AB, Canada T2P 3N9
    NOEL A. CLELAND                                 Director
          12 - 164 Rundle Drive
          Canmore, AB, Canada T1W 2L7
    FRANK J. CROTHERS                               Director
          Wincrest
          Baywater Lane, Lyford Cay
          Nassau, Bahamas
    JOHN SHIRY                                      Director
          c/o Woodside Research
          Suite 804
          205 - 9th Avenue SE
          Calgary, AB, Canada T2G 0R3
    RICHARD J. ZARZECZNY                            Director
          c/o Canadian Enerdata
          100 Allstate Parkway
          Suite 304
          Markham, ON, Canada L3R 6H3

B.       ADVISERS

         Not Applicable

C.       AUDITORS

         The auditors of the Fund since June 2, 2002 have been Deloitte & Touche LLP, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario, Canada. Deloitte & Touche LLP are members of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants. The firm is also registered with the Public Company Accounting Oversight Board.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         This registration statement includes "forward-looking statements" which generally relate to future events or our future performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this registration statement that address activities, events or developments that we expect or anticipate will or may occur in the future, including business strategies and measures to implement our operations, our plans and references to our future success and other such matters are forward-looking statements. These statements are only predictions. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses we made based on our management's experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Whether or not actual results and developments will conform with our expectations and predictions, however, is subject to a number of risks and uncertainties, including the special considerations discussed in this registration statement, general economic, market or business conditions and the presence or lack of business opportunities. See Item 1D. Consequently, all the forward-looking statements made in this registration statement are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, our businesses or operations. We are under no duty to update any of the forward-looking statements after the date of this registration statement to conform such statements to actual results or to a change in our expectations.

         The historical financial statements of the Fund are reported in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in Note 9 to the audited financial statements of the Fund included in this registration statement on Form 20-F.

A.       SELECTED FINANCIAL DATA

         Unless indicated herein, all dollar amounts set out in this registration statement are expressed in Canadian dollars.

                                                                                    FOR THE YEAR    FOR THE PERIOD
                                                                                        ENDED          MAY 9 TO
                                                    FOR THE THREE MONTHS ENDED      DECEMBER 31,     DECEMBER 31,
(IN CANADIAN AND U.S. GAAP)(1)                   MARCH 31, 2004   MARCH 31, 2003        2003            2002(2)
---------------------------------------------    --------------   --------------   ---------------- ----------------
INVESTMENT INCOME:
     Total                                             $213,106          $77,970         $611,633         $188,534
     Per Unit                                             $0.06            $0.05            $0.26            $0.24
TOTAL ASSETS                                        $41,341,599      $16,983,753      $35,136,325      $18,149,935
NET ASSETS:
     Total                                          $36,116,306      $16,357,120      $33,829,601      $17,852,847
     Per Unit                                            $10.59            $8.97            $9.66            $9.21
NUMBER OF UNITS OUTSTANDING                           3,411,696        1,823,349        3,503,776        1,938,470
WEIGHTED AVERAGE NUMBER OF UNITS OUTSTANDING          3,493,601        1,901,933        2,360,185          776,447


Notes:

(1)  See Note 9 to the Fund's 2003 annual financial statements (Exhibit 14.2).

(2) The Fund was established in February 2002, and began operations in May 2002. No financial statements have been prepared for any period prior to those presented above.



Currency of Financial Information and Exchange Rate Data

         We publish our financial statements in Canadian dollars. In this document, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to US$ are to United States dollars.

         The following table sets forth the high and low exchange rates for each of the previous six months, and the average rate for each of the two most recently completed financial years, calculated by using the average of the exchange rate on the last day of each month during the year, based on the inverse of the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

MONTHLY DATA                                      ANNUAL DATA
                         High         Low                              Average
May, 2004               0.7364       0.7158       2003                 0.7186
April, 2004             0.7637       0.7293       2002                 0.6369
March, 2004             0.7708       0.7484
February, 2004          0.7738       0.7460
January, 2004           0.7880       0.7496
December,  2003         0.7629       0.7439

         On June 25, 2004, the inverse of the noon buying rate was US$ 0.7413 = $1.00. Unless otherwise indicated, the exchange rate in this document used to translate US$ to Canadian dollars is the inverse of the Noon Buying Rate on such date.

B.       CAPITALIZATION AND INDEBTEDNESS

         The following table sets forth the unaudited capitalization of the Fund as of March 31, 2004. The Fund has a revolving credit facility for investment and operating purposes, with a current limit of $4 million. As of March 31, 2004, $2.0 million was outstanding on this facility. The Fund has no long term debt outstanding.


                  UNITHOLDERS' EQUITY:                       MARCH 31, 2004

        Units (3,411,696 outstanding)                          $26,876,007
        Net undistributed investment income (loss)                (603,682)
        Net accumulated realized gain                            1,518,889
        Net unrealized appreciation on investments               8,325,092
                                                           ------------------
        Net assets                                              $36,116,306
                                                           ==================


C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

D.       RISK FACTORS

Risks Based Upon the Nature of Our Investments

         The Fund invests in:

                  o Canadian oil and natural gas exploration, development and/or production issuers and Canadian energy service issuers, each of which has market capitalization or book equity value of less than $100 million at the time of the Fund's investment, which we call "Early Stage Energy Companies",

                  o Canadian oil and natural gas exploration, development and/or production issuers and Canadian energy service issuers, each of whose securities are listed on a Canadian stock exchange and which has market capitalization of more than $100 million at the time of the Fund's investment, which we call "Established Companies", and

                  o Canadian energy technology and alternative energy issuers, which we call "Special Energy Issuers".

         Our investments in the securities of Early Stage Energy Companies, Established Companies and Special Energy Issuers may be in issuers that are listed on a Canadian stock exchange, which we call "Public Issuers", or issuers that are not so listed, which we call "Private Issuers".

         An investment in Units is only appropriate for investors able to hold their investment for an extended period of time and with the capacity to absorb a loss of some or all of their investment.

         Changes in Commodity Prices Could Affect the Returns On Securities In Which The Fund Invests

         The operations and financial condition of resource-based issuers in which the Fund invests and, accordingly, the amount of distributions paid on those securities, if any, and the trading prices and values thereof will be dependent on commodity prices applicable to such issuers' production. Prices for oil and natural gas may vary and are determined by supply and demand considerations, including weather and general economic and political conditions. A decline in oil and natural gas prices could have an adverse effect on the operations and financial condition of the issuers of the securities and the trading price and value of, and amount of distributions, if any, paid on, such securities.

         Investments in Early Stage Issuers are Generally Riskier Than Other Investments

         The Fund invests primarily in Early Stage Energy Companies. These issuers may have limited or no operating history, may lack management depth and may have limited financial resources. As a result, they may be more vulnerable to adverse general market or economic developments than larger or more established companies. Some of these investments may require a number of years in order to mature and generate the returns expected by the Fund.

         Valuations of Investments in Private Issuers Are Uncertain and May Differ From The Sale Prices Of Such Investments

         The valuation of investments in Private Issuers is inherently uncertain. For the purposes of calculating the net asset value of the Units, the value attributed to securities of Private Issuers is generally the cost to the Fund of such securities. However, the value may be adjusted in certain circumstances, such as if an arm's length transaction in such securities has occurred or a material change in the issuer has occurred. These adjustments involve the subjective judgement of the Manager. The resulting values may differ from values that would have been used had a ready market existed for the investments, and the ultimate sale prices of such securities may be higher or lower than the Fund's most recent determination of their fair value. To the extent that these valuations are too high, holders of Units ("Unitholders") who elect to redeem their Units will obtain a benefit to the detriment of Unitholders who do not redeem their Units at the same time. Similarly, to the extent these valuations are too low, Unitholders who elect to redeem their Units at such time will receive a lesser amount than they would have received had the valuation been closer to the actual value. In addition, investments in illiquid Private Issuers generally mature only infrequently, at times which may not be in the control of the Fund. This could create an irregular pattern in the value of the Fund's assets. Also, losses on unsuccessful Private Issuer investments are often realized in a shorter period of time than gains on successful investments.

         Investments in Privately Placed Securities of Public Issuers Are Less Liquid Than Listed Securities of Such Issuers

         Private placements in issuers whose securities are listed on stock exchanges will be governed by the rules of the particular stock exchanges, including rules restricting the size of the discount from the market price for which securities may be issued and rules imposing a hold period on securities purchased by the Fund. Such investments in Public Issuers may be subject to statutory or regulatory hold periods of four months, which may result in a discounted valuation of the securities held and may create an inability to dispose of those securities promptly. Such investments cannot be resold without a prospectus, an available exemption or an appropriate ruling under relevant securities legislation and there may not be any market for such securities. These restrictions on the investments made by the Fund may impair its ability to react quickly to market conditions or negotiate the most favourable terms for investments.

         Trading Prices of Listed Securities of Public Issuers May Be Volatile

         The trading prices of listed securities of Public Issuers in which the Fund invests may fluctuate widely, depending upon many factors, including the market's perception of the issuer's prospects and those of energy companies in general, differences between actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general economic or market conditions and broad market fluctuations. Broad market and industry factors may decrease the market price of shares of Public Issuers, regardless of their actual operating performance. This volatility may result in volatility in the value of the Fund's assets and Units.

         The Amount of Distributions Depends Upon the Fund's Ability to Generate Income and Net Realized Capital Gains

         The amount of cash that the Fund has available to distribute to Unitholders depends substantially upon the ability of the Fund to generate income and net realized capital gains from its investments. This will be affected by macro-economic and other factors affecting the stock market in general, expectations of interest rates, investor sentiment towards energy companies, the state of the market for initial public offerings and changes in a particular issuer's financial condition. Also, the Fund may not be able to control the timing of the sale of its investments in Private Issuers.

Risks Based On The Way That The Fund Has Been Established And Is Operated

         Absence of Regulation Concerning the Fund and the Manager

         The Fund is an investment trust established under the laws of the province of Ontario, Canada. The Fund is not a trust company under applicable Canadian law and is not registered under the trust company legislation of any jurisdiction as it does not carry on business as a trust company. The Units are not considered "deposits" within the meaning of the Canada Deposit Insurance Corporations Act (Canada) and are not insured under the provisions of that Act or any other legislation. The Fund is not a "mutual fund" as defined in securities legislation applicable in certain provinces of Canada and does not operate in accordance with the requirements of Canadian securities regulations applicable to mutual funds. The Fund does not intend to make a public offering of its securities in the United States and will not be registered as an investment company under the United States Investment Company Act of 1940, as amended (the "1940 Act"), and the Manager is not registered as an investment adviser under the United States Investment Advisers Act of 1940, as amended (the "Advisers Act"). Accordingly, investor protections contained in those laws and regulations are not available to purchasers of Units.

         Unitholders May Not Have Limited Liability

         The Fund is a unit trust and as such its Unitholders do not receive the protection of statutory limited liability as in the case of shareholders of most Canadian corporations. There is no guarantee, therefore, that Unitholders could not be made party to legal action in connection with the Fund. Although the Trust Agreement provides that a Unitholder shall not be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Fund or the obligations or affairs of the Fund and that all such persons shall look solely to the Fund's assets for satisfaction of claims of any nature arising out of or in connection therewith, there is a risk that a Unitholder could be held personally liable for obligations of the Fund to the extent that claims are not satisfied out of the assets of the Fund.

         Borrowings May Increase Risks To The Fund

         The Trust Agreement permits the Fund to borrow up to 15% of the Fund's total net asset value. Although any such borrowings would create an opportunity for an increased return to Unitholders, it is a speculative technique that may adversely affect Unitholders. If the return on the securities purchased with the borrowed funds does not exceed the interest expense and banking fees associated with such borrowings, the Fund will lose money. Also, the terms of any borrowing may impose asset coverage requirements, distribution limitations and voting right requirements of the Fund. Such terms may also impose special restrictions on the Fund's portfolio composition or on its use of various investment techniques or strategies.

         Investments Restrictions May Necessitate Untimely Dispositions of Investments

         The Trust Agreement places limits on investments that the Fund may make in securities of different kinds of issuer. For instance, investments in Private Issuers are limited to 60% of the Fund's total asset value and investments in Special Energy Issuers are limited to 10% of the Fund's total asset value. At least 40% of the Fund's total asset value must be invested in securities of Public Issuers listed on the Toronto Stock Exchange. If the market prices or value of the various investments change, the proportion of the total asset value that is invested in each class of investments may not comply with these limits, thereby necessitating that the Fund dispose of investments in order to comply with these investment restrictions. Such dispositions may be required to be consummated at prices which may adversely affect the value received and the resulting return to the Fund.

         Unitholders Have Limited Redemption Rights

         Units may only be surrendered for redemption during the period from March 1 until the fifth business day prior to March 31 in each year, and the maximum number of Units that the Fund will be required or permitted to redeem each year will be equal to 2.5% of the outstanding Units as of March 1 of such year. As a result, Unitholders may not be able to redeem all their Units. Redemption rights may be suspended during any period when normal trading is suspended on a stock exchange or other market on which securities owned by the Fund are listed and traded, if these securities represent more than 50% of the total asset value of the Fund as of the most recent valuation date, or for any period not exceeding 90 days during which the Manager determines that conditions exist which render impractical the sale of assets of the Fund. Due to the illiquid nature of the Fund's investments, the Fund may not be able to generate from the sale of the Fund's investments the cash required to satisfy its redemption obligations.

         Unitholders May Experience Future Dilution If The Fund Raises New Capital to Expand Its Asset Base

         If the Fund desires to expand its asset base using external equity funding (as opposed to or in addition to its cash flow), Unitholders may suffer dilution in connection with future issuances of Units.

         Market Discount From Net Asset Value

         Shares or units of closed-end investment companies frequently trade at a discount from their net asset value. The net asset value per Unit is the aggregate value of the assets of the Fund (determined pursuant to the Trust Agreement), less the aggregate amount of the liabilities of the Fund, as calculated by the Manager, divided by the number of outstanding Units. This discount to net asset value is a risk separate and distinct from the risk that the Fund's net asset value could decrease as a result of its investment activities. Although the value of the Fund's net assets is generally considered by market participants in determining whether to purchase or sell Units, whether investors will realize gains or losses upon the sale of the Units will depend entirely upon whether the market price of the Units is above or below the investor's purchase price for the Units. Since the market price of the Units will be determined by factors such as relative supply of and demand for the Units in the market, general market and economic conditions, and other factors beyond the control or the Fund, the Fund cannot predict whether the Units will trade at, below or above the net asset value of the Units.

Risks That Arise From The Relationship Of The Fund To The Manager And The Investment Advisor

         Unitholders are Reliant on the Skills of the Manager and the Investment Advisor

         All decisions with respect to the investment of the Fund's assets are made by the Manager and the Investment Advisor, and Unitholders will have no right or power to take part in the management of the Fund. Unitholders are primarily dependent on the business judgement, expertise and integrity of the Manager and the Investment Advisor. There can be no assurance that the Manager and the Investment Advisor will be successful in managing the Fund. The Manager has a limited record of investment performance in investing in Private Issuers. Unitholders are entitled to elect only a minority of the directors of the Manager (currently two of six), and are therefore unable to exercise control over the Manager.

         The Investment Advisor and Manager May be Subject to Conflicts of Interest

         The Investment Advisor and the Manager may be subject to various conflicts of interest due to the fact that the Investment Advisor and entities controlled by the Manager's controlling shareholder are engaged in other business activities, including acquiring and managing oil and natural gas properties, and providing investment and related management services to other funds or persons.

Changes in Legislation Could Materially Affect the Fund's Business

         The Fund currently benefits from certain tax treatments, including treatment as a mutual fund trust for Canadian income tax purposes and the status of the income and royalty trusts in which the Fund may invest. Income tax laws may change in a manner adversely affecting the Fund and an investment in the Units. Tax authorities having jurisdiction over the Fund may disagree with the Fund's treatment of revenue for tax purposes or change their administrative practices to the detriment of the Fund and Unitholders.

The Units May Cease to be Qualified Investments Under the Tax Act, Which Could Materially Adversely Affect the Market for Units

         The Income Tax Act (Canada), as amended, (the "Tax Act") imposes penalties for the acquisition or holding of non-qualified or ineligible investments by registered retirement savings plans, deferred profit sharing plans, registered retirement income funds and registered education savings plans. If the Units become ineligible or non-qualified investments for the purposes of being held in such plans, the plans might become liable for penalties and the market for Units in Canada, both immediately and in the future, may be adversely affected.

Non-Residents Of Canada Are Subject To Restrictions On Their Ownership Of Our Securities, Which May Require Them To Sell Their Units When Market Conditions Are Not Favourable.

         The Trust Agreement restricts the ownership of Units by non-residents of Canada to less than a majority of all outstanding Units. If the Manager determines that a majority of the Units are beneficially held by non-residents of Canada, the Manager may require that non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Manager may consider equitable and practicable, sell their Units or a portion thereof to residents of Canada. As a result, Unitholders who are non-residents of Canada face the risk of being forced to sell some or all of their Units when market conditions may not be favourable. See "Memorandum and Articles of Association - Trust Agreement - Limitation on Non-resident Ownership".

The Fund Is A PFIC For U.S. Tax Purposes, Which Could Subject Unitholders To Materially Adverse United States Federal Income Tax Consequences.

         The Fund has been, and expects to continue to be, a "passive foreign investment company" (or PFIC) for United States federal income tax purposes. Because the Fund is a PFIC, United States persons holding Units may be subject to materially adverse United States federal income tax consequences with respect to distributions received on, and dispositions of, Units, depending on whether a qualified electing fund election or a mark-to-market election is made. Each of these elections, as well as the United States federal income tax consequences of the failure to make either of these elections, are discussed below under "Taxation - Material United States Federal Income Tax Considerations".

A Judgment Of A United States Court For Liabilities Under U.S. Securities Laws May Be Unenforceable In Canada, And Unitholders May Be Unable To Bring An Original Action In Canada Against Us For Liabilities Under U.S. Securities Laws.

         The Fund and the Manager are all Canadian entities, none of the directors and officers of the Manager are residents of the United States, and all of the Fund's assets are and the assets of the Manager's directors and officers may be located outside the United States. As a result, it may be difficult for Unitholders to:

                  o effect service of process within the United States on the Fund or any of the Manager's directors and officers,

                  o enforce judgments obtained in the United States courts against us or our directors and officers based upon the civil liability provisions of the United States federal securities law, or

                  o bring an action in Canada against the Fund or such others to enforce liabilities based upon the United States federal securities law.

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Strategic Energy Fund is an unincorporated investment trust established on February 14, 2002 under the laws of the province of Ontario pursuant to the Trust Agreement. The Fund will terminate on the date which is 21 years after the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on February 14, 2002 (the "Termination Date"). Computershare Trust Company of Canada (the "Trustee") is the trustee of the Fund.

         The general affairs of the Fund are managed by the Manager pursuant to the Management Agreement. The Investment Advisor has been retained by the Manager to provide investment advisory, research and portfolio management services to the Fund pursuant to an agreement dated as of April 11, 2002 (as amended as of October 22, 2002) among the Investment Advisor, the Manager and the Trustee (the "Investment Advisory Agreement").

         The principal office of the Fund is located at 130 King Street W., Suite 2850, Toronto, Ontario M5X 1A4, telephone: (416) 364-8788.

         On May 9, 2002, the Fund closed its initial public offering in Canada of two million Units at a price of $10.00 each, pursuant to a prospectus filed with Canadian securities regulators dated April 11, 2002. The Fund received net proceeds of $18.5 million dollars which were invested in securities and used to pay operating expenses, including fees payable to the Manager pursuant to the Management Agreement. The Units commenced trading on the Toronto Stock Exchange on May 9, 2002.

         Following the closing of its initial public offering, the Fund invested approximately $6.2 million in six Private Issuers and approximately $9.4 million in nine Public Issuers.

         In March, 2003, the Fund issued to holders of its Units one right for every Unit held of record on March 13, 2003. Four rights entitled the holder thereof to acquire one Unit at a price of $7.00 until April 7, 2003. A total of 354,860 Units offered under the rights offering were subscribed for and, as a result, the Fund received net aggregate subscription proceeds of $2,213,713. A majority of these proceeds were invested in securities.

         The Fund's name was changed from NCE Strategic Energy Fund to Strategic Energy Fund on January 31, 2003.

         On November 6, 2003 the Fund closed a public offering in Canada of 1,250,000 Units at a price of $8.00 each, pursuant to a prospectus filed with Canadian securities regulators dated October 27, 2003. An over-allotment option granted in connection with this offering entitling the agents to purchase an additional 124,000 Units at a price of $8.00 each was exercised in December 2003. The Fund received aggregate net proceeds of $9,937,743 dollars which were invested in securities and used to pay operating expenses.

         During 2003, the Fund invested approximately $3.6 million in five Private Issuers and approximately $15.3 million in 23 Public Issuers, as described in the table below, using the proceeds of the rights offering and public offering as well as the proceeds from the disposition of portfolio investments. In the first quarter of 2004, the Fund invested approximately $2 million in five Private Issuers and approximately $5.9 million in nine Public Issuers, as described in the table below.

                                PORTFOLIO TRANSACTIONS
                           THREE MONTHS ENDED MARCH 31, 2004                                2003
                          PURCHASES                  SALES                   PURCHASES                  SALES
                     ---------------------    ---------------------    ----------------------    --------------------
ISSUER CATEGORY      NUMBER                   NUMBER      GROSS        NUMBER                    NUMBER      GROSS
                     OF                       OF          SALES        OF                        OF          SALES
                     ISSUERS   INVESTMENT     ISSUERS(1)PROCEEDS       ISSUERS   INVESTMENT      ISSUERS(1)PROCEEDS
                     --------- -----------    -------- ------------    --------- ------------    -------- -----------
Early Stage Issuers

     Public Issuers     3      $2,157,298        1     $   930,000        11     $ 7,624,274        5     $2,668,279
    Private Issuers     4      $1,250,500        0     $         -        5      $ 3,641,050        0     $        -

Established Companies

     Royalty Trusts     3      $1,671,064        1     $   935,975        8      $ 5,766,268        6     $4,086,865
Other Income Trusts     1      $  501,000        1     $   791,800        2      $ 1,044,005        0     $        -
Other Public Issuers    2      $1,529,141        1     $   356,209        2      $   834,538        4     $3,466,110
    Private Issuers     1      $  750,000        1     $ 1,575,002        0      $         -        0     $        -
                     --------- -----------    -------- ------------    --------- ------------    -------- -----------
              TOTAL     14     $7,859,003        5     $ 4,588,986        28     $18,910,135       15     $10,221,254
                               ===========             ============              ============             ===========

Note:

(1) A sale may not constitute the sale of all of the Fund's holdings in the issuer.


B. BUSINESS OVERVIEW

         The sole undertaking of the Fund is to invest in securities of issuers within the Canadian energy sector and to distribute the income generated from such securities to Unitholders.

Investment Objectives

         The Fund's investment objectives are to provide Unitholders with superior rates of return, principally in the form of long term capital appreciation, and a cost-effective method of reducing investment risk through a diversification strategy focused on investment opportunities within the Canadian energy sector which the Manager and the Investment Advisor believe have prospects for high growth in the near to medium term.

Investment Strategy

         The Fund focuses its investments in the Canadian energy sector, principally in Early Stage Energy Companies and to a lesser extent Established Companies and Special Energy Issuers.

         Investments in Early Stage Energy Companies are focussed on issuers with strong, experienced management teams which have proven track records of enhancing shareholder value and successfully executing exit strategies. As well, the Fund may invest in undervalued issuers where the Investment Advisor believes that capital appreciation can be realized.

         While the Fund invests in both Private and Public Issuers, as of March 31, 2004 approximately 20% of the Fund's investments were in Private Issuers whose business plans anticipate a public offering or other liquidity event within four years following the date of the Fund's initial investment. It is currently anticipated that this proportionate allocation of investments in Private Issuers will be maintained in the future.

         The Fund's investment strategy is intended to derive returns primarily from capital appreciation and net realized capital gains. To a lesser extent, returns will be generated from cash distributions from Established Companies, including royalty and income trusts, and interest from cash and short-term highly rated money market instruments.

         The Fund's investments may include common shares, trust units, debt, warrants, preferred shares, and/or cash flow participation rights, some of which may have conversion features. Some of the Fund's investments may be subject to hold periods or other restrictions, which may limit the Fund's ability to dispose of such investments. In these cases, the Fund will attempt to minimize such restrictions through appropriate investment structures, which may include reverse take-overs, the right to participate in a secondary offering in conjunction with the issuer's initial public offering and special warrant transactions. In addition, in certain cases, the Fund may attempt to obtain the right to effect liquidity options within specified time periods, through contractual arrangements with investee issuers and/or their shareholders.

         Directors of the Manager do not take part in the selection of the securities that the Fund purchases and sells as this function is performed by the Investment Advisor.

Investment Criteria

         Set forth below are certain of the investment criteria considered by the Fund in implementing its investment strategy.

         Portfolio Diversification

         The Fund maintains a diversified portfolio of Early Stage Energy Companies and to a lesser extent Established Companies and Special Energy Issuers, to assist in minimizing volatility. The Fund also invests a portion of its funds in securities of Established Companies, including securities of energy royalty and income trusts which make regular cash distributions and, which, together with the Fund's investments in short-term highly rated money market instruments, are intended to provide the Fund with sufficient income to permit it to make minimum periodic cash distributions to Unitholders (currently anticipated to be approximately $0.21 per Unit per year).

         Management

         An evaluation of management of energy issuers is very important, especially for Early Stage Energy Companies. The Fund's focus in these cases is on issuers with strong, experienced management teams, which have proven track records of enhancing shareholder value and successfully executing exit strategies. The Fund also prefers to invest in Early Stage Energy Companies in which management has a significant stake.

         Valuation

         With regard to Early Stage Energy Companies and Established Companies, the Manager attempts to select securities that have attractive valuations relative to comparable companies. The Fund also purchases securities of undervalued Early Stage Energy Companies or Private Issuers based upon the Investment Advisor's assessment of the liquidation value of such companies. In certain situations, the Manager may play an active role to effect change and implement corporate strategies designed to enhance Unitholder value. Such strategies could involve asset or corporate sales, corporate mergers or share buy-backs.

         Energy royalty and income trusts, although sensitive to many of the same factors as Early Stage Energy Companies and Established Companies, can be more affected by changes in commodity prices and/or interest rates. The Manager has significant expertise in this area, and manages this portion of the portfolio based on its experience in this sector.

         Special Energy Issuers tend to have valuations based on general equity market trends and the outlook for technology stocks, rather than on commodity prices or the stage of the energy investment cycle. The Manager selects securities for this portion of the portfolio based on the particular valuation characteristics of each particular Special Energy Issuer.

Investment Methodology

         In order to achieve the Fund's investment objectives, the Manager and the Investment Advisor employ a disciplined and technically sophisticated investment methodology to analyze, rank and select investments based on a broad range of criteria.

         In assessing potential investments in Early Stage Energy Companies and Special Energy Issuers, the Fund considers various factors, including the following:

      o Management Team: The Fund focuses on issuers with management teams that are experienced, have the requisite skill set to implement their business plans, have a good reputation within their industry and have a proven track record.

      o Business Plan: The Fund focuses on issuers which have business plans that are viable and realistic and which demonstrate a reasonable likelihood of high growth, profitability and capital appreciation.

      o Asset Base: The Fund seeks out issuers which will, upon completion of the investment, be adequately funded to implement their business plans, hold or have identified high quality assets, and, in the case of Early Stage Energy Companies, a reasonable undeveloped land position with a balanced portfolio of drilling prospects.

      o Competitive Advantage: The Fund seeks to invest in issuers with unique or innovative strategies and/or proprietary technologies which can give the issuers a competitive advantage within a well defined industry segment.

      o Alignment of Management: The Fund seeks out issuers in which management has made a significant investment, in order to align its interests with those of the Fund.

      o Risk/Reward Profile: The Fund selects exploration issuers with drilling programs with appropriate risk/reward profiles.

      o Access to Capital: The Fund seeks to invest in issuers that have established relationships with the investment community and the proven ability to access additional capital when required.

      o Liquidity: The Fund seeks to invest in Private Issuers with well defined and achievable liquidity strategies.

         Portfolio

         The Fund's investment portfolio consisted of the following securities as at March 31, 2004.


--------------------------------------------------------------------------------
NAME OF ISSUER                               PERCENTAGE OF VALUE OF PORTFOLIO(1)
                                                   AS AT MARCH 31, 2004
--------------------------------------------------------------------------------
 PRIVATE ISSUERS
     Blizzard Energy Inc.                                     2.77%
     Fergus Gas Industries Trust                              0.69%
     Lightning Energy Ltd.                                    3.62%
     Newpact Energy Corp.                                     1.39%
     Opti Canada Inc.                                         5.66%
     Spry Energy Ltd.                                         1.38%
     Stylus Exploration Inc.                                  1.21%
     Timing Energy Ltd.                                       1.38%
--------------------------------------------------------------------------------
     SUB-TOTAL                                                18.10%
--------------------------------------------------------------------------------
PUBLIC ISSUERS
     Argo Energy Ltd.                                         3.32%
     Bear Creek Energy Ltd.                                   6.38%
     Blackrock Ventures Inc.                                  2.39%
     Blue Mountain Energy Ltd.                                3.61%
     Blue Mountain Energy Ltd., Warrants                      0.08%
     C1 Energy Ltd.                                           2.13%
     Connacher Oil & Gas Ltd.                                 2.06%
     Crispin Energy Inc.                                      2.12%
     Duvernay Oil Corp.                                       5.53%
     Endev Energy Inc.(2)(3)(4)                               2.58%
     Fairborne Energy Ltd.                                   16.20%
     Grand Banks Energy Ltd.                                  1.24%
     Grand Banks Energy Ltd., Warrants                        0.00%
     Kensington Energy Ltd.                                   1.81%
     Luke Energy Ltd.                                         2.05%
     NuVista Energy Ltd.                                      2.24%
     Ranchgate Energy Inc.                                    1.02%
     Resolute Energy Inc.                                     3.44%
     StarPoint Energy Ltd.                                    1.28%
     Tempest Energy Corp.                                     5.27%
     Tiverton Petroleums Ltd.(5)                              0.69%
     Vaquero Energy Ltd.                                      0.88%
     Winstar Resources Ltd.                                   1.57%
     Yangarra Resources Inc.                                  1.39%
--------------------------------------------------------------------------------
     SUB-TOTAL                                                69.28%
--------------------------------------------------------------------------------
PUBLIC TRUST ISSUERS
     ARC Energy Trust                                         2.06%
     Baytex Energy Trust(4)                                   2.13%
     Bonavista Energy Trust                                   1.85%
     Crescent Point Energy Trust                              2.93%
     Focus Energy Trust(4)                                    1.23%
     Inter Pipeline Fund(2)(4)                                2.99%
     Paramount Energy Trust                                   1.63%
     Ultima Energy Trust                                      1.45%
     Vermilion Energy Trust                                   3.04%
--------------------------------------------------------------------------------
    SUB-TOTAL                                                19.31%
--------------------------------------------------------------------------------
    TOTAL PORTFOLIO INVESTMENTS                             106.69%
--------------------------------------------------------------------------------
    CASH AND OTHER ASSETS, NET OF LIABILITIES                (6.69%)
--------------------------------------------------------------------------------
    TOTAL NET ASSET VALUE                                   100.00%
--------------------------------------------------------------------------------

Note:

(1) The value of the portfolio has been calculated in accordance with the valuation policies described under "Calculation of Total Asset Value and Net Asset Value" under Item 10B.

(2) J. F. Driscoll is a director of this issuer or of the general partner of this issuer.

(3)      R. J. Zarzeczny is a director of this issuer.

(4) J. A. Brussa is a director of this issuer, of the general partner of this issuer or of a subsidiary of this issuer.

(5)      F. J. Crothers is a director of this issuer.


Investment Restrictions

         The Trust Agreement contains investment and borrowing restrictions (the "Investment Restrictions") to the effect that the Fund may not:

(1) Limit on Unlisted Positions: invest more than 60% of the Fund's total asset value in securities of Private Issuers;

(2) No Control Positions in Public Issuers: acquire 20% or more of any class of voting securities of an issuer which is a Public Issuer at the date of acquisition;

(3) Limit on Borrowing: borrow money in excess of 15% of the Fund's total asset value, calculated as at the date of the borrowing and as at the end of each calendar quarter. For these purposes, the amount of any margin loan shall be treated as borrowed money;

(4) No Commodity or Derivatives Trading: purchase or sell commodities, commodity contracts or derivatives;

(5) No Direct Participation: acquire interests in mining, oil and natural gas or similar ventures, other than through the ownership of securities;

(6)      No Short Sales: sell securities short;

(7) Limit on Investment in Special Energy Issuers: invest more than 10% of the Fund's total asset value in securities of Special Energy Issuers;

(8) Minimum Investment in Established Companies and Highly Rated Money Market Instruments: invest less than 15% of the Fund's total asset value in securities of Established Companies and short-term highly rated money market instruments;

(9) Minimum Investment in Toronto Stock Exchange Issuers: invest less than 40% of the portion of the Fund's total asset value which is invested in securities of Public Issuers, in securities listed on the Toronto Stock Exchange;

(10) Prohibited Investments: invest in any assets other than securities of Public Issuers and Private Issuers, interest-bearing accounts with Canadian chartered banks or trust companies and short-term highly rated money market instruments;

(11) Unit Trust Qualification: make any investment that would result in the Fund failing to qualify as a "unit trust" within the meaning of paragraph 108(2)(b) of the Tax Act. The current definition of "unit trust" requires, among other things, that:

         (i) at all times at least 80% of the property of the Fund must consist of a combination of shares; property that, under the terms or conditions of which or under an agreement, is convertible into, exchangeable for, or confers a right to acquire shares; bonds, debentures, mortgages, hypothecary claims, notes and other similar obligations; marketable securities; cash; real property situated in Canada and interests in real property situated in Canada; or rights to and interests in any rental or royalty computed by reference to the amount or value of production from a natural accumulation of petroleum or natural gas in Canada, from an oil or gas well in Canada or from a mineral resource in Canada;

         (ii) not less than 95% of the Fund's income for each year must be derived from, or from the disposition of, investments described in
            (i) above; and

         (iii) at no time may more than 10% of the Fund's property consist of bonds, securities or shares in the capital stock of any one corporation or debtor other than Her Majesty in right of Canada (i.e., the federal government of Canada) or a province of Canada or a Canadian municipality;

(12) Restriction on Loans and Guarantees: make loans or provide guarantees, except that the Fund may purchase and hold debt obligations (including bonds, debentures or other obligations and certificates of deposit, bankers' acceptances and fixed time deposits) in accordance with the Fund's investment strategy;

(13) Restriction on Foreign Investment: invest in property which may be considered "foreign property", unless, at the end of each month, the "cost amount" to the Fund of such "foreign property" (as those terms are defined in the Tax Act) held by it does not exceed 30% (or such other percentage specified from time to time for the purposes of Part XI of the Tax Act) of the "cost amount" of all property held by it;

(14) Restriction on Underwritings: act as underwriter except to the extent that the Fund may be deemed to be an underwriter in connection with the sale of securities in its portfolio;

(15) No Mutual Funds: invest in "mutual funds", as such term is presently defined in the Securities Act (Ontario);

(16)     Conflicts of Interest:

         (i) with the exception of Units, purchase securities from, sell securities to, or otherwise contract for the acquisition or disposition of securities with the Investment Advisor or the Manager or any of their respective affiliates, or any officer, director or significant shareholder of any of them, or any issuer in which any officer, director or significant shareholder of the Investment Advisor or the Manager may have a material interest (which, for these purposes is beneficial ownership of more than 10% of the voting securities of such issuer) unless the purchase or sale is effected through normal market facilities and the purchase or sale price approximates the prevailing market price or, in the case of a private transaction, the Fund is making such purchase or sale at substantially the same time, at a price per security not more (in the case of a purchase) or less (in the case of a sale) than that paid by or to, and upon substantially the same terms as at least one other investor dealing at arm's length to all of the entities referred above and investing or receiving, in the aggregate, at least 50% of the amount being invested or received by the Fund; or

         (ii) invest in any issuer which is managed by the Investment Advisor or the Manager or any of their respective affiliates unless the Fund makes such investment at substantially the same time, at a price per security not more than that paid by, and upon substantially the same terms as at least one other investor dealing at arm's length to all of the entities referred above and investing, in the aggregate, at least 50% of the amount being invested by the Fund;

(17) Restriction on Agreements to Buy Shares: enter into agreements to buy shares of a corporation at a price that may differ from fair market value at the time of acquisition that could give rise to tax under
         Part XI of the Tax Act. (This tax arises in respect of each month during which the Fund is a party to such an agreement and is equal to the amount, if any, by which dividends paid on such shares during the month and at a time when the Fund was a party to the agreement exceeds the portion, if any, of such dividends received by the Fund); or

(18) Restriction on Mark to Market Investments: invest in the securities of any non-resident corporation or trust or other non-resident entity if the Fund would be required to mark to market its investment in such securities, or to include any significant amounts in income, pursuant to proposed amendments to the Tax Act dealing with foreign investment entities released on August 2, 2001 (or amendments to such proposals, provisions as enacted into law or successor provisions thereto).

         If a percentage restriction on investment or use of assets set forth above is adhered to at the time of the transaction, later changes to the market value of the investment or the Fund's total asset value will not be considered a violation of the restriction (except for the restrictions in paragraphs 3, 8, 11, 13 and 18 above which must be complied with at all times and which may necessitate the selling of securities from time to time). If the Fund receives from an issuer subscription rights to purchase securities of that issuer, and if the Fund exercises such subscription rights at a time when the Fund's holdings of securities of that issuer would otherwise exceed the limits set forth above, it will not constitute a violation, if, prior to receipt of securities upon exercise of such rights, the Fund has sold at least as many securities of the same class and value as would result in the restriction being complied with.

         The restrictions on borrowing in the Trust Agreement also provide that the Manager will not borrow money unless the loan documents provide that neither the Unitholders nor the Trustee has any liability in respect of such borrowings. In the event that the total amount borrowed by the Fund exceeds the applicable limit set forth in the Investment Restrictions, the Manager will instruct the Investment Advisor to take appropriate action in order to reduce the amount of indebtedness to below the applicable limit, including liquidating part of the portfolio.

         The foregoing Investment Restrictions may not be changed without the approval of Unitholders by a resolution passed by the affirmative vote of at least 66 2/3% of the votes cast at a meeting of Unitholders called for that purpose at which a quorum of two or more Unitholders is present in person or by proxy holding not less than 10% of the Units then outstanding (an "Extraordinary Resolution"), unless such changes are necessary to ensure compliance with all applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time.

         In addition to the above Investment Restrictions, the Management Agreement and the Investment Advisory Agreement provide that neither the Investment Advisor nor the Manager may knowingly cause the Fund to:

(1) invest in any issuer in which a Responsible Person (as described in the next paragraph) is an officer or director or which is managed by the Investment Advisor or the Manager or any affiliate thereof, or in which any Responsible Person has a material interest (which for these purposes is beneficial ownership of more than 10% of the voting securities of the issuer), unless:

         (i) the specific fact is disclosed to the Trustee and the board of directors of the Manager and, before the purchase, the written consent to the investment is obtained from the independent directors of the Manager (excluding the Responsible Person who is an officer or director of such issuer); or

         (ii) the Fund is making such investment at substantially the same time, at a price per security not less than that paid by, and upon substantially the same terms as, at least one other investor dealing at arm's length to all Responsible Persons and investing, in the aggregate, at least 50% of the amount being invested by the Fund; or

(2) purchase or sell the securities of any issuer from or to the account of a Responsible Person.

         For these purposes "Responsible Person" means the Investment Advisor, the Manager and their respective parents or subsidiaries or entities directly or indirectly under common control with the Investment Adviser or the Manager ("affiliates"), and any of their respective directors, officers and shareholders if such individual participates in the formulation of, or has access prior to implementation of, investment decisions made on behalf of or advice given to the Fund.

         The Board of Directors of the Manager has also instructed the Investment Advisor to limit investments by the Fund in securities of any issuer that has on its board, or on the board of the general partner of any issuer which is a partnership, or on the board of managers or trustees of an issuer which is a trust, any individual who is also a director of the Manager, to (i) less than 5% of the Fund's total asset value and (ii) less than 5% of any class of voting securities of such Public Issuer, in each case measured at the time of the investment.

Borrowing and Credit Facility

         Pursuant to the Trust Agreement, the Fund is permitted to borrow an amount not exceeding 15% of its total asset value, calculated as at the date of the borrowing and at the end of each calendar quarter.

         The Manager, on behalf of the Fund, has established a 364-day revolving term credit facility of up to $4 million with a Canadian chartered bank (the "Credit Facility"). The Credit Facility contains terms and conditions customary for agreements of this nature. In particular, the Fund has agreed that it will not:

         (a) amend certain agreements, including the Trust Agreement, the Management Agreement and the Investment Advisory Agreement;

         (b) make or permit any change to the methodology that the Fund uses to determine the Fund's net asset value, from the methodology set out in the Trust Agreement; and

         (c) increase the rate of any fees payable to the Trustee or the Manager;

without the prior consent of the lender. As well, the Fund is not entitled to pay or distribute any amount to the Unitholders, other than, while there is no event of default under the Credit Facility:

         (a)      monthly distributions in the ordinary course of the Fund,

         (b)      annual redemptions or retractions requested by Unitholders,

         (c)      market repurchases of Units, and

         (d)      distributions pursuant to the Trust Agreement,

provided that after giving effect to the foregoing, the aggregate amount outstanding under the Credit Facility does not exceed 33 1/3% of the aggregate value of the securities listed for trading on a Canadian stock exchange, cash and cash equivalents held by the Fund.

         The Credit Facility bears simple interest payable monthly at a rate per annum equal to the greater of the lender's prime lending rate and the sum of (i) the average rate per annum for 30-day Canadian dollar bankers' acceptances and (ii) 0.5% per annum. The fees and expenses under the Credit Facility are typical of credit facilities of this nature and the Fund has provided a security interest in all of its assets, including the portfolio, in favour of the lender as security.

         The Credit Facility is secured by a pledge of the securities in the Fund's portfolio. In the event of a default by the Fund under the Credit Facility, the loan agreement provides that the lender's recourse will be limited solely to the assets of the Fund. The Credit Facility matures on October 18, 2004, subject to an extension for a further 364 days.

         The Credit Facility was established for the purpose of purchasing additional securities and to pay certain costs and expenses of the Fund if there is not sufficient income.

         In the event that the total amount borrowed by the Fund exceeds the applicable limit described above, the Manager will instruct the Investment Advisor to take appropriate action in order to reduce the amount of indebtedness to below the applicable limit, including liquidating certain of the Fund's investments.

         As at December 31, 2003, there was no amount outstanding under the Credit Facility.

Plan of Operation

         The Fund's income objective is secondary to its primary investment objective of holding most of its assets in securities of Early Stage Energy Companies. The Fund only seeks to achieve adequate cash flow to cover expenses and to meet its cash distribution objectives. This does not preclude steps being taken to generate additional cash flow from time to time if the Investment Advisor's assessment of investment opportunities and relative risk are in keeping with the Fund's primary investment objectives.

         For fiscal 2004, the Fund expects to make the following expenditures:

Nature of Proposed Expenditures
----------------------------------------------------------------------

Management fees                              $         374,000
Administration costs                                   375,000
Servicing fees                                         136,000
Transfer and custody                                    87,000
                                             -------------------------
Total                                        $         972,000
                                             -------------------------


         Of the foregoing amounts, administration costs are expected to be made up of the following:

                                                      Aggregate Yearly
           Description                                  Expenditures
           ----------------------------              -------------------
           Unitholder communications                 $        50,000
           Listing and transfer fees                          60,000
           Professional fees                                  82,000
           Insurance                                          46,000
           Advertising and promotion                          17,000
           Directors' fees                                   120,000
                                                     -------------------
           Total                                     $       375,000
                                                     ===================

C.       ORGANIZATIONAL STRUCTURE

         The Fund is an unincorporated investment trust and, accordingly, is not part of a corporate group and has no subsidiaries.

D.       PROPERTY, PLANTS AND EQUIPMENT

         The Fund has no tangible fixed assets and has no present intention to acquire any tangible fixed assets.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Basis of Financial Statement Presentation

         The Fund's financial statements and accompanying notes are prepared in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as described in Note 9 to the audited financial statements of the Fund included in this registration statement on Form 20-F.

Application of Critical Accounting Policies

         Preparing financial statements requires the Manager to make estimates and assumptions that affect the reported amount of total asset value and net asset value. In particular, the value of any security or other asset for which no published market exists, including securities of Private Issuers, is determined by the Manager in accordance with the following methodology:

          (1) such securities or other assets will normally be carried at cost unless:

                    (I) there is an arm's length transaction which in the Manager's reasonable opinion establishes a different value, or

                    (II) a material change in the value of an issuer occurs,
                         including as a result of a write-down of its assets on its audited balance sheet or the preparation of a valuation of the issuer or of a substantial portion of its assets by a qualified independent person, in which event the value will be increased or decreased, as appropriate, to the resulting fair value; and

          (2) if there is an arm's length bona fide enforceable offer to purchase all or a substantial portion of an issuer's outstanding securities or its assets, the Fund's securities will be valued based upon the proposed transaction price.

          (3) the values determined according to this methodology may differ from values that would have been used had a ready market existed for the investments, and the ultimate sale prices of such securities may be higher or lower than the Fund's most recent determination of their fair value.

A.       OPERATING RESULTS

Overview

         The Fund was established in February 2002, and commenced operations on May 9, 2002 with the completion of its initial public offering of Units in Canada. Consequently, the results of operations for 2002 set forth below are only for a partial year. The sole undertaking of the Fund is to invest in securities of issuers within the Canadian energy sector and to distribute to Unitholders the income and net capital gains generated from its portfolio. The Fund's investment strategy is intended to derive returns primarily from capital appreciation and net realized capital gains. To a lesser extent, returns will be generated from cash distributions from Established Companies, including royalty and income trusts, and interest from cash and short-term highly rated money market instruments.

         The Fund pays management fees to the Manager under the Management Agreement, and incentive fees to the Manager with respect to cash proceeds from the realization of investments. Fund administration costs consist of Unitholder communications, listing and transfer fees, professional fees, insurance, advertising and promotion and directors' fees.

         The Trust Agreement requires the Fund to invest not less than 15% of the Fund's total asset value in securities of Established Companies and short-term highly rated money market instruments. These investments are intended to provide the Fund with sufficient income to cover expenses and to permit it to make minimum periodic cash distributions to Unitholders (currently anticipated to be approximately $0.21 per Unit per year). The Fund does not seek to achieve cashflow in excess of these requirements.

First Quarter Ended March 31, 2004 Compared To  First Quarter
Ended March 31, 2003

         Investment Income

         Investment income was $213,106 in the first quarter of 2004, compared to $77,970 in the first quarter of 2003. Distributions received by the Fund were $206,293 in the first quarter of 2004, compared to $68,060 in the first quarter of 2003, due to the larger size of the Fund's investment portfolio and a greater proportion invested in income generating securities. Interest income was $6,813 in the first quarter of 2004, compared to $9,910 in the first quarter of 2003, as higher cash balances in 2004 were partially offset by lower interest rates.

         Management Fees

         Management fees for the first quarter of 2004 were $104,287, compared to $50,324 in the first quarter of 2003. The increase reflects the higher level of assets held through the first quarter of 2004 compared to the first quarter of 2003.

         Fund Administration, Accounting and Audit Fees

         Administration, accounting and auditing fees were $199,059 in the first quarter of 2004, compared to $84,800 in the first quarter of 2003. This increase reflects the higher costs of operating a larger fund and one-time legal fees associated with certain United States securities matters and researching various alternative financing opportunities.

         Servicing Fee

         Servicing fees were $36,116 in the first quarter of 2004, compared to $16,157 in the first quarter of 2003, reflecting the larger net asset value of the Fund. The Fund pays securities dealers a quarterly servicing fee of one-quarter of 0.40% of the net asset value per Unit for each unit held by their clients.

         Transfer and Custody Fees

         Transfer and custody fees were $36,032 in the first quarter of 2004, compared to $14,561 in the first quarter of 2003, reflecting an increase in the size of the Fund and a resulting increase in the volume of Unitholder activities in the first quarter of 2004.

         Net Realized Gain on Sale of Investments

         Net realized gain on sale of investments was $1,286,605 in the first quarter of 2004, compared to $394,497 in the first quarter of 2003, reflecting a more mature portfolio in the first quarter of 2004 and greater activity.

         Change in Unrealized Appreciation of Investments

         Change in unrealized appreciation of investments was an appreciation of $2,356,318 in the first quarter of 2004, compared to a depreciation of $895,287 in the first quarter of 2003, due to better performance of the Fund's investments.

         Change in Incentive Fee Payable

         Change in incentive fee payable increased by $42,622 in the first quarter of 2004 due to a further appreciation of the investment portfolio's value. The opposite was true in the first quarter of 2003 as the incentive fee payable decreased by $63,412.

         Increase in Net Assets from Operations

         As a result of the foregoing, net assets from operations increased $3,435,437 in the first quarter of 2004, compared to a decline of $525,250 in the first quarter of 2003.

Fiscal Year 2003 Compared to Period from May 9, 2002 to December 31, 2002

         Investment Income

         Investment income was $611,634 in 2003 compared to $188,534 in 2002. Distributions received by the Fund were $540,143 in 2003 compared to $23,100 in 2002, due primarily to the fact that the Fund received a full year of distributions from its investments in 2003 compared to a partial year in 2002, and because it took time, during 2002, for the Fund to invest the proceeds from its initial public offering that occurred in May 2002. Interest income was $71,491 in 2003 compared to $165,434 in 2002, reflecting the fact that the Fund had higher average cash balances in 2002, due to the time it took to invest the proceeds from its initial public offering.

         Management Fees

         Management fees for 2003 were $256,026, compared to $130,296 in 2002. As these fees are related to the Fund's assets under management, the increase reflects both the full year of fees in 2003, and the higher level of assets held through 2003.

         Fund Administration, Accounting and Audit Fees

         Administration, accounting and auditing fees were $473,446 in 2003, compared to $107,686 in 2002. This increase reflects the greater costs of operating the Fund for a full year as well as the costs of operating a larger fund.

         Loan Interest and Commitment Fees

         Loan interest and commitment fees were $31,016 in 2003 compared to nil in 2002. This increase is due to the fact that the credit facility was not entered into until 2003.

         Servicing Fee

         Servicing fees were $94,237 in 2003, compared to $45,284 in 2002, reflecting the full year of these fees in 2003.

         Transfer and Custody Fees

         Transfer and custody fees were $63,731 in 2003, compared to $37,264 in 2002, reflecting the full year of these fees in 2003.

         Net Realized Gain on Sale of Investments

         Net realized gain on sale of investments was $1,065,276 in 2003, compared to $52,608 in 2002. The Fund built its investment portfolio in 2002 from the proceeds of its initial public offering, and did not make significant sales of securities. With a more mature portfolio in 2003, the Fund realized on a number of its investments.

         Change in Unrealized Appreciation of Investments

         Change in unrealized appreciation of investments was $5,623,295 in 2003, compared to $1,167,437 in 2002, due to the higher amounts invested in 2003 and the performance of the Fund's investments.

         Incentive Fee Paid

         The Fund paid incentive fees of $192,692 in 2003 to the Manager, compared to nil in 2002. These fees are based upon the relative performance of each realized investment, compared to the simple rate of return of the S&P/TSX Oil & Gas Exploration and Producers Index during the applicable period of investment. In 2003 the Fund realized cash proceeds from the sale of investments, while in 2002, such realization was not material.

         Change in Incentive Fee Payable

         Change in incentive fee payable was $571,533 in 2003, compared to $207,803 in 2002, as a result of an increase in the valuation of the portfolio. The incentive fee is payable only upon realization of cash proceeds from the sale of investments.

         Increase in Net Assets from Operations

         As a result of the foregoing, net assets from operations increased by $5,617,524 in 2003 compared to an increase of $880,247 in 2002.

Portfolio Activity

         The Fund's net assets under management were $36,116,306 at March 31, 2004, up from $16,357,120 at March 31, 2003. The main sources of this increase were the issuance of Units through a public offering that closed in November 2003, adding $9,667,435 to the Fund, and a rights offering that closed in April 2003 adding $2,484,020. Unrealized portfolio appreciation accounts for substantially all of the balance of the increase in net assets. The net asset value per Unit was $10.59 at March 31, 2004, representing an increase from $8.97 at March 31, 2003.

         The Fund's net assets under management were $33,829,601 at December 31, 2003, up from $17,852,847 at December 31, 2002. The main sources of this increase in the year were the issuance of Units through a public offering that closed in November 2003, adding $9,667,435 (net of issue costs) to the Fund, and a rights offering that closed in April 2003 adding $2,484,020 (net of issue costs). Unrealized portfolio appreciation accounts for substantially all of the balance of the increase in net assets over the year. The net asset value per Unit was $9.66 at December 31, 2003, representing an increase from $9.21 at December 31, 2002.

         Closed-end trusts may trade above, at or below their net asset value per unit. On the Toronto Stock Exchange, the Units ended the first quarter of 2004 at $9.55, up from the December 31, 2003 closing price of $8.20. At $9.55, the Units traded at a 9.2% discount to their net asset value.

Distributions

         The Fund began paying distributions to Unitholders in June 2003 and has paid regular monthly distributions of $0.0175 per Unit thereafter, aggregating $0.1225 per Unit in 2003. The regular monthly distributions are equivalent to $0.21 per year.

B.       LIQUIDITY AND CAPITAL RESOURCES

         The Fund is a closed-end investment trust and distributes to its Unitholders all income and net capital gains received by it. The Fund funds additional investments through equity issues, supplemented by bank loans. Pursuant to the Trust Agreement, the Fund is permitted to borrow an amount not exceeding 15% of its total asset value, calculated as at the date of the borrowing and at the end of each calendar quarter. The Fund may pledge up to 100% of its assets (excluding securities of Private Issuers) to secure a lower interest rate on borrowings, though the limit on the level of borrowings remains. The Fund has negotiated the Credit Facility for investment and operating purposes, with a current limit of $4 million.

         The Fund derives substantially all its income from investment sources. Accounts receivable are settled on a monthly or quarterly basis and accounts payable are settled on a monthly basis. Working capital liquidity is maintained through drawings or repayments on the revolving Credit Facility. As of March 31, 2004, the Fund had an outstanding balance of $2,000,000 under the Credit Facility.

         The Fund invests a portion of its funds in securities of Established Companies, including securities of energy royalty and income trusts, which make regular cash distributions and, which, together with the Fund's investments in high quality money market instruments, are intended to provide the Fund with sufficient income to permit it to cover expenses and make minimum periodic cash distributions to Unitholders (currently anticipated to be approximately $0.21 per Unit per year). The Fund is of the opinion that such cash flow, together with the Credit Facility, provides liquidity that is sufficient for the Fund's requirements in the foreseeable future.

         The Fund is obligated to redeem Units tendered for redemption up to a maximum of 2.5% of the outstanding Units as at March 1st of each year. The Fund purchased 47,090 and 87,480 Units in March 2003 and 2004, respectively, at a cost of $397,911 and $879,174, respectively. The Fund also has in place a normal course issuer bid program through the facilities of the Toronto Stock Exchange, under which the Fund is able to purchase up to 296,900 Units until November 27, 2004 at the prevailing market price. A similar program was in place from November 20, 2002 to November 19, 2003, pursuant to which a total of 61,700 Units were purchased. Under a mandatory market purchase program set forth in the Trust Agreement, if the offered price of the Units on the principal stock exchange or market on which the Units are then listed or traded is less than 90% of the most recently calculated net asset value per Unit, the Fund is required to use its best efforts to purchase Units for cancellation at the prevailing market price. The maximum number to be purchased was 1.00% of the outstanding Units in each calendar quarter from April 1, 2003 to and including March 31, 2004. A total of 54,764 Units were purchased in 2003 under this program. The program requires purchases up to 0.75% of the outstanding Units in each calendar quarter from April 1, 2004 to and including March 31, 2005. This percentage declines in subsequent periods. No Units have been purchased under the current program. Purchases of Units pursuant to these programs are funded through the sale of portfolio securities.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         The Fund does not engage in research and development activity, and has not made any research and development related expenditures since its formation.

D.       TREND INFORMATION

COMMODITY PRICES AND OUTLOOK

         One of the key factors determining the value of the Portfolio (and therefore the value of the Units) is the market prices of crude oil and natural gas.

Crude Oil

         The price of crude oil began the year at strong levels and stayed strong throughout much of 2003. Political turmoil in Venezuela, Iraq and Nigeria, respectively helped raise fears of supply shortages. When these crises ended, demand from the recovering U.S. and Asian economies put further pressure on prices.

         The average price of the benchmark West Texas Intermediate (WTI) crude during 2003 was US$31.13 per barrel. During the first quarter, when political troubles were most acutely felt, the price soared to an average of US$34.01. The invasion of Iraq quelled fears somewhat, bringing the average down to US$29.05. By the third quarter however, demand from the U.S. and Asia brought the price up again, to US$30.29. This was also the principal reason behind sustained high prices in the fourth quarter, when the average price was US$31.23. The 2003 annual average was US$31.13 compared to US$25.63 for 2002. In the first quarter of 2004, the WTI price averaged US$35.18.

         Oil prices have remained at or above the levels that OPEC indicated were required to develop the added production needed to meet global demand.

Natural Gas

         Natural gas prices followed their typical seasonal pattern in 2003, but at much higher levels than in 2002. Prices were highest in the first quarter, near the end of the winter drawdown season, and lowest in the early fall, after the summer refill season but before the beginning of the colder weather. The 2003 average Alberta Energy Company (AECO) price was $6.3282 per gigajoule (Gj), compared to $3.8971 in 2002. In the first quarter of 2004, the average AECO price was $6.0908.

         The higher prices in 2003 are attributable to a number of factors. Rising industrial demand resulted from economic growth. On the production side, new discoveries continued to have higher than normal decline rates, and the relatively lower prices over the past two years resulted in a decline in developmental drilling activity. Natural gas markets remain very tight.

Outlook

         As the global economy continues to recover, demand for oil is expected to grow correspondingly. A colder-than-normal winter in North America cut into inventories. Continued uncertainty surrounding the security of the oil industry in Iraq, one of the world's largest producers, will also have a role in pricing movements throughout 2004. OPEC has given no indication that it is dissatisfied with current prices, feeling that much of the run-up has been due to higher transportation costs and low U.S. crude inventories, rather than short supplies of oil worldwide. At its February 2004 meeting, OPEC announced a 4% cut to production to take effect on April 1, 2004. The expected decrease in second quarter demand has not materialized and on June 3, 2004 OPEC agreed to increase production quotas by 2 million barrels per day effective July 1, 2004 to meet higher demand from Asian and U.S. markets.

         Future price movements depend primarily on three factors: supply, overall economic activity and the weather. Economic activity appears to be growing steadily. According to the U.S. Energy Information Administration, North American annual gas consumption is expected to increase from 29 trillion cubic feet in 2004 to 32 trillion cubic feet by 2010.

E.       OFF-BALANCE SHEET ARRANGEMENTS

         The Fund is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The Fund does not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations, or any other long-term liabilities (as defined in accordance with Canadian GAAP).

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         As a trust, the Fund has no officers, directors or employees. The Manager is responsible for managing the general affairs of the Fund, and the Manager's board of directors supervises the management of the Manager's business and affairs. The sole shareholder of the Manager is Petro Assets Inc. Petro Assets Inc. is beneficially owned by John F. Driscoll, an officer and director of the Manager and the Investment Advisor, and the Driscoll Family Trust, a trust established for the family of John F. Driscoll.

         The Fund has entered into a unanimous shareholder agreement dated as of April 11, 2002 (amended as of October 22, 2002) among itself, Petro Assets Inc. and the Manager (the "Unanimous Shareholder Agreement"). The Unanimous Shareholder Agreement provides that the board of directors of the Manager will consist of six directors and that the Unitholders and Petro Assets Inc. are entitled to nominate two and four individuals, respectively, to be appointed to the board of directors of the Manager. Pursuant to such agreement, Petro Assets Inc. votes its shares in the Manager to cause the two directors nominated by Unitholders to be elected to the board of directors of the Manager. The Fund holds meetings of Unitholders on an annual basis for the purpose of implementing the nomination of the directors representing the Unitholders.

         None of the constituting documents of the Manager restrict the directors' ability to vote compensation to themselves or any members of their body, provided a regular quorum is present at a meeting of directors. The Manager's by-laws grant broad borrowing powers to its board of directors, subject to the borrowing restrictions imposed upon the Fund by the Trust Agreement. There is no mandatory retirement age for members of the board of directors of the Manager and directors are not required to own any Units to be qualified to act as directors.

         The name of, and the position held by, each of the Manager's directors and senior management are set out below. Also set out is a brief description of the function each such individual performs for or on behalf of the Fund.


NAME                           AGE     DIRECTOR SINCE    POSITION AT MANAGER

JOHN F. DRISCOLL (4)            61     Feb. 8, 2002      Chairman, Chief
                                                         Executive Officer
                                                         and Director
GORDON M. THOMPSON              57           -           President and
                                                         Chief Operating
                                                         Officer
DAVID M. SCHWARTZ               62           -           Senior Vice-President
JOHN VOOGLAID                   50           -           Vice-President,
                                                         Treasurer and Secretary
JOHN A. BRUSSA (1)(2)(4)        47     Feb. 8, 2002      Director
NOEL A. CLELAND (2)(3)          74     Feb. 8, 2002      Director
FRANK J. CROTHERS (1)(2)(3)     59     Feb. 8, 2002      Director
JOHN SHIRY(4)                   59     Feb. 10, 2004     Director
RICHARD J. ZARZECZNY(1)(4)      54     Feb. 8, 2002      Director

Notes:

(1) Member of Audit Committee.

(2) Member of Governance Committee.

(3) Nominee of the Unitholders.

(4) Nominee of the Manager.


         The following is a brief description of the background of each of the Manager's senior management and directors.

         John F. Driscoll founded and has been President of J. F. Driscoll Investment Corp. since 1981. He also founded and is Chairman and Chief Executive Officer of NCE Resources Group Inc. He is the President, Chief Executive Officer and a director of the Investment Advisor. He specializes in oil and natural gas investments, as well as related advisory, management and consulting services. Mr. Driscoll received his Bachelor of Science Degree from the Boston College Business School in 1964 and in 1967 attended the New York Institute of Finance. Mr. Driscoll, as Chairman and Chief Executive Officer of the Manager, provides corporate review and executive services. Mr. Driscoll is or has been a director of the following publicly traded entities (or of the manager or general partner thereof) during the periods indicated: Petrofund Energy Trust (1988 - present); Inter Pipeline Fund (2003 - present); Endev Energy Inc. (2002 - present); Sentry Select Diversified Income Trust (2001 - present); Sentry Select Blue Chip Income Trust (2001 - present); Sentry Select Focused Growth & Income Trust (2001 - present); Sentry Select Global Index Income Trust (2001 - present); Commercial & Industrial Securities Income Fund (2002 - present); Diversified Income Trust II (2002 - present); Select 50 S-1 Income Trust (2003 - present); Select 50 S-1 Income Trust II (2003 - present); Mortgage-Backed Securities Trust (2003 - present); Pro-Vest Growth & Income Trust (2004 - present); NCE Flow Through (2004) Limited Partnership (2004 - present); NCE Flow Through (2003) Limited Partnership (2003 - present); NCE Flow Through (2003-2) Limited Partnership (2003 - present); NCE Flow Through (2002-1) Limited Partnership (2002 - 2004); NCE Flow Through (2002-2) Limited Partnership (2002 - 2004); Biotech Medical Sciences Inc. (formerly Rita Capital Corp.) (2002 - present); and Entech Investments Inc. (formerly Inter Energy Corp.) (2002 - present).

         Gordon M. Thompson, FICB, is the Senior Vice President, Corporate Development of NCE Resources Group. He has 35 years experience in the financial services sector. From 1997 to 2000, Mr. Thompson was a director of the CIT Group (formerly Newcourt Capital Inc.) where he was responsible for developing asset financing opportunities in the public and private sectors across Canada. From 1995 to 1997, Mr. Thompson was a key player in the successful growth of Newcourt Credit Group as Vice-President, Business Development. He is the former President and Chief Executive Officer of the Canadian Finance and Leasing Association and was Vice-President, Toronto district, with a Canadian chartered bank. He is also a director of a number of non-profit organizations, and recently served as co-chair of the Toronto Waterfront Revitalization Task Force. Mr. Thompson joined NCE Resources Group in January 2001. As President and Chief Operating Officer of the Manager, Mr. Thompson is responsible for dealing with investment banking intermediaries and other executive services.

         David M. Schwartz received his Bachelor of Arts Degree in Economics from McGill University. He has over 25 years of experience in the financial, investment and mutual fund industry. He served as Senior Vice-President, Spectrum United Mutual Funds from January 1991 to December 1994. Prior to that he was President, The Guardian Group of Funds Ltd., and Senior Vice-President, Investors Group. In April 1995 he joined NCE Resources Group. As Senior Vice-President of the Manager, Mr. Schwartz is responsible for product development, marketing and distribution, as well as dealing with regulatory affairs and executive services. Mr. Schwartz is also Senior Vice-President and Chief Operating Officer of the Investment Advisor.

         John Vooglaid received his Chartered Accountant's designation in 1982. Since June 1988, he has been a Vice-President and Treasurer of NCE Resources Group Inc. As Vice-President, Treasurer and Secretary of the Manager, Mr. Vooglaid is responsible for the preparation of interim and annual financial statements, unitholder tax reporting, safeguarding the assets of the Fund and supervising annual audits. From 1978 to June 1986, he was with the resource audit group of a major public accountancy firm. He earned a Bachelor of Arts (Honours) Degree in Economics from the University of Toronto in 1977.

         John A. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently head of its Tax Department. Mr. Brussa received his Bachelor of Laws Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust, an investment dealer and several non-profit or charitable organizations. Mr. Brussa is or has been a director of the following publicly traded entities (or of the manager or general partner thereof) during the periods indicated: Baytex Energy Trust (July 2003 - present); Capitol Energy Resources Ltd. (December 2003 - present); Crew Energy Inc. (July 2003 - present); Divestco Inc. (September 2003 - present); E3 Energy Ltd. (formerly Mill City International Inc.) (October 2002 - present); Endev Energy Inc. (formerly Flock Resources Ltd.) (January 2002 - present); Energy Savings Income Fund (February 2001 - present); FET Resources Inc. (formerly Storm Energy Inc., formerly Dancap Resources) (October 1997 - present); Focus Energy Trust (August 2002 - present); Galleon Energy Inc. (March 2003 - present); Grand Petroleum Ltd. (May 2003 - present); Harvest Operations Corp. (October 2002 - present); High Point Resources Inc. (July 2002 - present); Inter Pipeline Fund (November 2002 - present); NAV Energy Trust (December 2003 - present); NAV Energy Inc. (formerly Ventus Energy Ltd.) (August 1998 - present); Orleans Resources Inc. (December 2003 - present); Penn West Petroleum Ltd. (April 1995 - present); Petrobank Energy and Resources Ltd. (March 2000 - present); Pilot Energy Ltd. (April 2004 - present); Progress Energy Ltd. (November 2000 - present); Rider Resources Ltd. (February 2003 - present); Rio Alto Resources International Inc. (July 2002 - present); Southpoint Resources Ltd. (August 2002 - present); NCE Flow Through (2004) Limited Partnership (2004 - present); NCE Flow Through
(2003) Limited Partnership (2003 - present); NCE Flow Through (2003-2) Limited Partnership (2003 - present); NCE Flow Through (2002-1) Limited Partnership (2002 - 2004); NCE Flow Through (2002-2) Limited Partnership (2002 - 2004); and Storm Energy Ltd. July 2002 - present).

         Noel A. Cleland is the President of Cleland Energy, a private oil and gas production company. Prior to September 1994, he was President of Sproule Associates Limited, a major firm of consulting petroleum geologists and engineers. Mr. Cleland received a Bachelor of Engineering Degree in Mining Engineering with honours in 1950 from the University of Sydney, Australia.

         Frank J. Crothers was educated at the London School of Economics, the University of Miami and the University of Valencia in Spain. He is currently the principal of Island Corporate Holdings in the Bahamas but has gained much of his experience as President and Chief Executive Officer of Atlantic Equipment and Power, a major distributor of Caterpillar equipment. He sits on numerous boards of directors including the Templeton Growth Fund, the Franklin Templeton Mutual Funds and formerly Harvard's Graduate School of Education. Mr. Crothers is or has been a director of the following publicly traded entities (or of the manager or general partner thereof) during the periods indicated:
Nuinsco Resources Limited (1994 - present); Caribbean Utilities Company Ltd. (1980 - present); Templeton Growth Fund Ltd. (1995 - present); Ventures Resource Corporation (1996 - present); Tiverton Petroleums Ltd. (1991 - present); Abaco Markets Limited (1989 - present); and Sentry Select Diversified Income Trust (1997 - present).

         John Shiry is the President of Woodside Research Ltd., a consulting firm specializing in corporate and sectoral studies of the Canadian oil and gas industry for governments and corporate clients. Mr. Shiry founded Woodside Research Ltd. in 1985. Woodside Research Ltd. maintains The CANOILS Database(R), a comprehensive electronic source of corporate information for the Canadian oil and gas industry. Mr. Shiry received a Doctorate Degree in Political Studies from Queen's University and is well known as an analyst, commentator and author. Mr. Shiry is or has been a director of the following publicly traded entities (or of the manager or general partner thereof) during the periods indicated: NCE Flow-Through (2003) Management Corp. (2003 - present); NCE Flow-Through (2003-2) Management Corp. (2003 - present); and NCE Flow-Through (2004) Management Corp. (2004 - present).

         Richard J. Zarzeczny is principal and founder of Canadian Enerdata Limited, an energy and economic consulting firm specializing in oil and natural gas industry analysis and forecasting. He publishes The Natural Gas Market Report, the leading Canadian newsletter covering natural gas markets, including regular price and market activity surveys. He graduated from Simon Fraser University in 1980 with a Master of Arts Degree in Economics specializing in econometrics and in 1975 received a Master of Arts Degree in Mathematics from the University of Regina. Mr. Zarzeczny is or has been a director of the following publicly traded entities (or of the manager or general partner thereof) during the periods indicated: NCE Flow-Through (2003) Management Corp. (2003 - present); NCE Flow-Through (2003-2) Management Corp. (2003 - present); NCE Flow-Through (2004) Management Corp. (2004 - present); Sentry Select Diversified Management Inc. (1997 - present); Biotech Medical Sciences Inc. (formerly Rita Capital Corp.) (2002 - present); Endev Energy Inc. (2002 - present); and Entech Investments Inc. (formerly Inter Energy Corp.) (2002 - present).

B.       COMPENSATION

         The Fund does not pay compensation or provide any benefits to any individuals because it has no officers, directors or employees. Compensation is paid by the Fund to the Manager pursuant to the Management Agreement.

Management Agreement

         Pursuant to the Management Agreement, the Manager is responsible for all aspects of the management and administration of the Fund and for making all decisions regarding the investment activities, organization and administration of the Fund and has authority to bind the Fund. The Manager may, pursuant to the terms of the Management Agreement, delegate certain of its powers to third parties where, in the discretion of the Manager, it would be in the best interests of the Unitholders to do so. The Manager, in carrying out its duties under the Management Agreement, is held to the same standards of care, diligence, prudence and skill that a reasonably prudent manager would exercise in comparable circumstances.

         The term of the Management Agreement ends on the Termination Date. The Manager may be removed by the then current trustee of the Fund by an Extraordinary Resolution if the Manager is in breach or default of the material provisions of the Management Agreement and such breach has not been cured within 20 business days following notice thereof to the Manager. In addition, the Management Agreement may be terminated if the Manager becomes bankrupt or insolvent, a resolution is passed for the winding-up, dissolution or other liquidation of the Manager or the Manager has been ordered dissolved or has made a general assignment for the benefit of creditors.

         The Manager may resign upon giving no less than 120 business days written notice to the Trustee. During such notice period, the Manager shall use its reasonable efforts to assist in the appointment of a suitable replacement.

Fees

         Pursuant to the terms of the Management Agreement, the Fund pays the following management fee (the "Management Fee") and incentive fee (the "Incentive Fee") for the services provided by the Manager and the Investment Advisor.

         Management Fee

         The Management Fee is payable to the Manager, in cash, monthly at a rate of 1/12 of 1.10% of the average net asset value calculated on each Valuation Date in the month. The Trust Agreement defines "Valuation Date" as every Wednesday of each week, the last business day of each fiscal quarter of the Fund and December 31 of each year, and any other day on which the Manager elects, in its discretion, to calculate the net asset value per Unit.

         Incentive Fee

         The Incentive Fee is payable to the Manager based on the relative performance of each of the Fund's realized investments and is paid in cash. The Incentive Fee is equal to 20% of the difference, if positive, between the net capital gain earned by the Fund in respect of each realized investment and the amount that the Fund would have earned on such investment if the simple rate of return thereon had been equal to the simple rate of return of the S&P/TSX Oil & Gas Exploration and Producers Index during the period from the date of acquisition of such investment up to and including the date of realization.

         The Manager pays 25% of any Incentive Fee received by it, plus applicable taxes, to dealers on a proportionate basis according to the number of Units held by their respective clients at the end of the month preceding the month in which the Incentive Fee is received.

         In the event that there is a loss on an investment in circumstances where there was a positive simple rate of return on the S&P/TSX Oil & Gas Exploration and Producers Index during the applicable investment period, the amount of such loss plus the amount that the Fund would have earned on such investment if the simple rate of return thereon had been equal to the simple rate of return of the S&P/TSX Oil & Gas Exploration and Producers Index during the period from the date of acquisition of such investment up to and including the date of realization is carried forward, on a cumulative basis, to reduce the Incentive Fee payable in respect of subsequent gains.

         In the event that there is a loss on an investment in circumstances where there was a negative simple rate of return on the S&P/TSX Oil & Gas Exploration and Producers Index during the applicable investment period, a portion of such loss is carried forward, on a cumulative basis, to reduce the Incentive Fee payable in respect of subsequent gains. Such portion is equal to the amount of the loss, if any, which exceeds the amount that the Fund would have lost on such investment if the negative simple rate of return thereon had been equal to the negative simple rate of return of the S&P/TSX Oil & Gas Exploration and Producers Index during the period from the date of acquisition of such investment up to and including the date of realization.

         The Incentive Fee is determined based upon the cash proceeds received by the Fund from the realization of an investment. In the event that the Fund receives non-cash proceeds (such as securities) upon the realization of an investment, the Incentive Fee will not be calculated or become payable until such non-cash proceeds are sold for cash.

Ongoing Expenses

         The Fund is responsible for payment of all expenses incurred by the Fund and the Manager relating to the operation and administration of the Fund. The expenses incurred by the Manager and the Investment Advisor related to the provision of management and investment advisory services, including the cost of employing management and staff and the related general and administrative expenses, are for the account of such parties and not for the account of the Fund.

2003 Compensation

         Total Management Fees paid to the Manager for the fiscal year ended December 31, 2003 were $256,026. For the fiscal year ended December 31, 2003 total Incentive Fees paid to the Manager were $192,692. An additional $571,533 was accrued for payment upon realization of gains on the sale of investments.

Compensation of Directors

         Each of the non-executive directors of the Manager is entitled to receive from the Manager an annual retainer of $20,000, $1,000 for each directors' meeting attended and $1,500 for each Unitholder meeting attended, plus expenses of attending such meetings. The officers of the Manager are employees of the Manager or its affiliates and receive their remuneration from the Manager or its affiliates. All amounts paid to the directors are paid by the Manager out of its funds and are not reimbursed by the Fund.

Unit Incentive Plan

         Subject to the approval of the Toronto Stock Exchange and Unitholders, the Fund has adopted a unit incentive plan (the "Unit Incentive Plan") which permits the Manager's board of directors to grant non-transferable rights to purchase Units ("Incentive Rights") to directors, senior officers, employees and consultants of the Manager and the Investment Advisor. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of the Fund's long term performance and distributions. The aggregate number of Units which may be reserved for issuance under the Unit Incentive Plan is limited to 350,000 Units, representing 10% of the Fund's current issued and outstanding Units. The Unit Incentive Plan permits the Manager to increase such maximum number from time to time, subject to the approval of the Unitholders. To date, no Incentive Rights have been granted. The exercise price of Incentive Rights granted under the Unit Incentive Plan is equal to the market price of the Units on the date of the grant of the Incentive Right.

Pension Accruals

         The Fund does not have any pension, retirement or similar obligations and has not set aside or accrued any amounts in respect thereof.

C.       BOARD PRACTICES

         The term of office of all directors of the Manager will expire on the date of the next annual meeting of the shareholders of the Manager. None of the directors has a service contract with the Fund or the Manager providing for benefits upon termination.

Audit Committee

         The Fund does not have a board of directors and cannot, therefore, form an Audit Committee. John A. Brussa, Frank J. Crothers and Richard J. Zarzeczny are the members of the Audit Committee of the Manager.

         The Audit Committee reviews and recommends to the board of directors of the Manager the approval of the annual and interim financial statements and engagement of the Fund's external auditors. It communicates directly with the auditors and reviews programs and policies regarding the effectiveness of internal controls over the Fund's accounting and financial reporting systems. It also reviews insurance coverage and directors and officers' liability insurance.

Governance and Nomination Committee

         The Fund does not have a board of directors and cannot, therefore, form a committee to deal with issues of remuneration or governance. John A. Brussa, Frank J. Crothers and Noel A. Cleland are the members of the Governance and Nomination Committee of the Manager which is currently developing a written mandate pursuant to which it will assist the board in fulfilling its governance responsibilities.

D.       EMPLOYEES

         Neither the Fund nor the Manager has had any employees since the formation of the Fund. The Manager's officers are employees of NCE Resources Group, which is an affiliate of the Manager.

E.       SHARE OWNERSHIP

Unit Ownership

         The following table sets out information concerning beneficial ownership of Units as of April 16, 2004 by the directors and senior management of the Manager named in Item 6B above.

         The information provided in the table is based on the Fund's records and information provided to it. The number of Units beneficially owned by each person is determined under the Rules of the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the Units set out in the following table:

      NAME OF BENEFICIAL OWNER            NUMBER OF UNITS           PERCENTAGE
                                        BENEFICIALLY OWNED           OF CLASS

      JOHN F. DRISCOLL                        370,265                10.85%
      GORDON M. THOMPSON                        nil                     0
      DAVID M. SCHWARTZ                         nil                     0
      JOHN VOOGLAID                             nil                     0
      JOHN A. BRUSSA                            nil                     0
      NOEL A. CLELAND                         15,000                   (i)
      FRANK J. CROTHERS                         nil                     0
      JOHN SHIRY                               2,500                   (i)
      RICHARD J. ZARZECZNY                     1,250                   (i)

Note:

(i) represents holdings of less than 1%.


As at April 16, 2004, the directors and senior officers of the Manager, as a group, beneficially own, directly and indirectly, or exercise control or direction over, 389,015 Units, representing 11.40% of the issued and outstanding Units.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         To the knowledge of the directors and officers of the Manager, the only persons or entities who beneficially own, directly or indirectly, or exercise control or direction over, Units carrying more than 5% of the voting rights attached to such Units as at April 16, 2004 are as follows:


      NAME OF BENEFICIAL OWNER            NUMBER OF UNITS          PERCENTAGE
                                        BENEFICIALLY OWNED           OF CLASS

        John F. Driscoll                     370,265                  10.85%


         The Units beneficially owned by John F. Driscoll do not have voting rights different from those held by any other Unitholder.

         As at April 16, 2004, based upon the list maintained by the Fund's transfer agent, no Units are held of record by persons with addresses in the United States.

         The Manager is responsible for managing the general affairs of the Fund. The sole shareholder of the Manager is Petro Assets Inc. Petro Assets Inc. is beneficially owned by John F. Driscoll, an officer and director of the Manager and the Investment Advisor, and the Driscoll Family Trust, a trust established for the family of John F. Driscoll.

         Except as disclosed in the preceding paragraph, to the knowledge of the Fund, the Fund is not directly or indirectly owned or controlled by any person, entity or government. The Fund is not aware of any arrangement the operation of which could result in a change in control of the Fund at a subsequent date.

B.       RELATED PARTY TRANSACTIONS

         See "Management Agreement" under Item 6B and "Investment Advisory Agreement" under Item 10C.

         As at March 31, 2004 the Fund did not have any loans or guarantees outstanding to or for the benefit of the Manager, the Investment Advisor or any other related party.

C.       INTERESTS OF EXPERTS AND COUNSEL

         Not Applicable

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         Refer to Exhibits 14.1 and 14.2

B.       SIGNIFICANT CHANGES

         The Fund has not experienced any significant change since December 31, 2003.

ITEM 9.  THE OFFER AND LISTING

         Not Applicable

A.       OFFER AND LISTING DETAILS

         1. Not Applicable

         2. Not Applicable

         3. Not Applicable

         4. Price Range and Trading Volume

         There is no trading market for the Units in the United States. The outstanding Units are traded on the Toronto Stock Exchange under the trading symbol "SEF.UN". The following table sets forth the price range (expressed in Canadian dollars) and the trading volume of the Units as reported by the Toronto Stock Exchange for the periods indicated:


   TWO MOST RECENT FISCAL YEARS       HIGH MARKET PRICE        LOW MARKET PRICE

   Fiscal Year 2002(1)                      $9.94                   $6.80
            Second Quarter                  $9.94                   $8.55
            Third Quarter                   $9.40                   $7.50
            Fourth Quarter                  $8.10                   $6.80
   Fiscal Year 2003                         $9.25                   $6.75
            First Quarter                   $8.25                   $7.12
            Second Quarter                  $9.25                   $6.75
            Third Quarter                   $9.10                   $8.11
            Fourth Quarter                  $8.50                   $7.68
   LAST SIX MONTHS
   December 2003                            $8.20                   $7.90
   January 2004                             $8.99                   $8.01
   February                                 $9.24                   $8.67
   March                                    $9.55                   $9.20
   April                                    $9.59                   $8.80
   May                                      $9.30                   $8.72

Note:

(1) The Fund commenced trading on the Toronto Stock Exchange on May 9, 2002. The fiscal year 2002 covered the period May 9, 2002 to December 31, 2002.


         5. Type and Class of Securities

         The Units have no par value. All issued Units are represented by book-entry certificates issued in registered form in the name of The Canadian Depository for Securities Limited ("CDS") or its nominee and are held by CDS. Owners of Units receive customer confirmations from the registered dealer which is a CDS participant and from or through which such Units are purchased or held.

         6. Not Applicable

         7. Not Applicable

B.       PLAN OF DISTRIBUTION

         Not Applicable

C.       MARKETS

         The issued and outstanding Units are listed on the Toronto Stock Exchange under the symbol SEF.UN. The Fund intends to submit a listing application to the American Stock Exchange in respect of the Units.

D.       SELLING SHAREHOLDERS

         Not Applicable

E.       DILUTION

         Not Applicable

F.       EXPENSES OF THE ISSUE

         Not Applicable

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         The Fund is an unincorporated investment trust. As of March 31, 2004 there were 3,411,696 Units outstanding.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         The Fund does not have a charter or by-laws. Below is a description of the material agreements governing the operation of the Fund and the rights of Unitholders.

Trust Agreement

         Description of Units

         The Fund is authorized to issue an unlimited number of transferable redeemable Units of one class, each of which represents an equal, undivided beneficial interest in the net assets of the Fund. Each Unit ranks equally with every other Unit and is entitled to participate equally with respect to all payments made to Unitholders out of the Fund's assets. All Units are issued as fully paid and are non-assessable.

         Information and Reports to Unitholders

         The financial statements of the Fund are audited annually by an independent registered firm of chartered accountants. The audited financial statements of the Fund, together with the report of such chartered accountants, are mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Fund are mailed to Unitholders within the period prescribed by securities legislation. The year end of the Fund is December 31.

         The Fund is subject to the continuous disclosure obligations under all applicable securities legislation, including in respect of all portfolio transactions.

         Unitholders are entitled to inspect, during normal business hours, at the offices of the Trustee, and, upon payment of reasonable reproduction costs, to receive photocopies of the Trust Agreement, the Management Agreement and a listing of the registered holders of Units.

         Meetings and Voting

         Annual meetings of the Unitholders are held annually. Special meetings of Unitholders may be called at any time by the Manager and shall be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 10% of the Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 and no more than 50 days before the date of the meeting.

         Unitholders may attend and vote at all meetings of such holders either in person or by proxy and a proxyholder need not be a holder of Units. At least two or more Unitholders present in person or represented by proxy constitute a quorum for the transaction of business at all such meetings except in the case of business requiring approval by an Extraordinary Resolution, where the quorum shall consist of two or more Unitholders present in person or by proxy holding not less than 10% of the Units then outstanding. If no quorum is present at a meeting when called, the meeting shall be adjourned to such day being not less than 14 days later and the Unitholders present in person or represented by proxy at such meeting will form the necessary quorum.

         Unitholders are entitled to one vote per Unit at all meetings of Unitholders. Unitholders are entitled at each annual meeting to appoint the auditors of the Fund and to select two nominees for election as directors of the Manager.

         Mandatory Market Purchase Program and Other Market Purchases

         Units of listed investment trusts may trade at a discount from their net asset values. In recognition of the possibility that the Units may trade at a discount, the terms and conditions attaching to the Units have been designed to attempt to reduce or eliminate a market value discount from net asset value.

         To that end, the Trust Agreement provides that if at any time the price at which the Unitholders are then offering their Units for sale on the principal stock exchange or market on which the Units are then listed or traded is less than 90% of the most recently calculated net asset value per Unit, then, subject to certain exceptions and compliance with any applicable regulatory requirements, the Fund will use its best efforts to purchase for cancellation any such Units offered in the market at the then prevailing market price up to the following maximum percentage of the outstanding Units in any calendar quarter: 0.75% in respect of each calendar quarter to and including March 31, 2005; 0.50% in respect of each calendar quarter from April 1, 2005 to and including March 31, 2006; and 0.25% in respect of each calendar quarter from April 1, 2006 to and including the Termination Date. The maximum number of Units which may be purchased in any calendar quarter will be based upon the number of Units outstanding at the beginning of such calendar quarter.

         In addition, the Fund has the right (but not the obligation) at any time, exercisable in its sole discretion, to purchase for cancellation Units in the market at prices not exceeding the most recently calculated net asset value per Unit, subject to any applicable regulatory requirements and limitations. These purchases will be made as normal course issuer bids through the facilities and under the rules of any exchange or market on which the Units are then listed.

         Purchases will not be effected pursuant to either of the foregoing programs if (a) in the opinion of the Manager such transactions, if consummated, could result in the marketability of the Units being severely impaired to the detriment of the Unitholders; (b) in order to finance the purchase, the Fund is not able to finance the purchase through an orderly liquidation of securities consistent with the investment objectives or, alternatively, in the opinion of the Manager, it is not in the best interest of the Unitholders to do so; or (c) there is, in the judgement of the Manager: (i) any material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, or (ii) there is a suspension for trading securities generally on any exchange on which securities held by the Fund are traded. Purchases may also be restricted in certain circumstances pursuant to the Credit Facility.

         Units that have been purchased by the Fund are cancelled thereby reducing the total asset value but increasing the net asset value per Unit for the Unitholders. If the Fund must liquidate securities in order to purchase Units, the Fund may realize gains and losses, a portion of which gains will be paid to Unitholders in respect of the year during which they are realized.

         There can be no assurance that purchases of Units by the Fund will result in the Units trading at a price that is equal to the net asset value per Unit. The market price of the Units has varied, and in the future may vary, from net asset value. The market price of the Units will, among other things, be determined by the relative demand for and supply of Units in the market, the Fund's investment performance, the Unit's yield and investor perception of the Fund's overall attractiveness as an investment as compared with other investment alternatives. Nevertheless, the fact that the Units may be purchased by the Fund may reduce the potential spread between market price and net asset value that might otherwise exist.

         Although it is anticipated that actual Unit purchases generally may have a favourable effect on the market price of Units, it should be recognized that the acquisition of Units by the Fund will decrease the total asset value and therefore have the effect of increasing the Fund's ratio of expenses to the total asset value.

         Modification of Trust Agreement and Meetings of Unitholders

         Pursuant to the Trust Agreement, the following matters require the approval of Unitholders by Extraordinary Resolution (other than items (e), (f) and (j) below, which require approval by a simple majority vote) at a meeting called and held for such purpose:

         (a)  a change in investment objectives;

         (b) a change in Investment Restrictions, unless such change is necessary to ensure compliance with all applicable laws, regulations or other requirements imposed by applicable regulatory authorities from time to time;

         (c) any change in the basis of calculating fees or other expenses that are charged to the Fund, including the Management Fee and the Incentive Fee, which could result in an increase in charges to the Fund other than a fee or expense charged by a person or company that is at arm's length to the Fund;

         (d) a change of the Manager, other than a change resulting in an affiliate of the Manager assuming such position, provided that the Manager may only be removed by the Trustee in the event that:

              (1) the Manager is in breach of or in default of a material provision of the Management Agreement, and, if capable of being cured, the same has not been cured within 20 business days following the giving by the Fund of notice of such breach or default to the Manager; or

              (2) the Manager becomes bankrupt or insolvent, a resolution is passed for the winding-up, dissolution or other liquidation of the Manager or the Manager has been ordered dissolved or has made a general assignment for the benefit of creditors;

         (e)  the termination of the Trustee;

         (f)  a change of the auditors of the Fund;

         (g) a reorganization with, or transfer of assets to, another mutual fund trust, if

              (1) the Fund ceases to continue after the reorganization or transfer of assets; and

              (2) the transaction results in Unitholders becoming
                  securityholders in the other mutual fund trust;

         (h) a reorganization with, or acquisition of assets of, another mutual fund trust, if

              (1) the Fund continues after the reorganization or acquisition of assets; and

              (2) the transaction results in the securityholders of the other mutual fund trust holding more than 50% of the outstanding Units;

         (i)  a termination of the Fund prior to the Termination Date;

         (j)  an extension of the term of the Fund beyond the Termination Date;

         (k) an amendment, modification or variation in the provisions or rights attaching to the Units;

         (l) a change in the frequency of calculating the net asset value per Unit;

         (m) an amendment to the Trust Agreement to change the rights of the Fund and/or the Unitholders to redeem or retract Units; and

         (n) the sale of all or substantially all of the assets of the Fund other than in the ordinary course of business or in connection with the termination of the Fund.

         The Trustee may, without the prior written consent of the Manager and without notice to, or approval of, the Unitholders, amend the Trust Agreement for certain limited purposes specified therein, including:

         (a) to make any change or correction in the Trust Agreement which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

         (b) to ensure compliance with applicable laws, regulations or requirements of any governmental authority having jurisdiction over the Fund;

         (c) to maintain the status of the Fund as a "mutual fund trust" or a "registered investment" for the purposes of the Tax Act; or

         (d) to provide added protection to Unitholders upon the advice of counsel to the Fund,

provided that any such amendment does not adversely affect the rights, privileges or interests of the Unitholders or reduce or restrict any protection in favour of the Trustee or the Manager or increase their respective obligations.

         Any amendment to the Trust Agreement that does not require approval of Unitholders may be made by the Manager and the Trustee upon 30 days' written notice to all Unitholders.

         The Trustee

         The Trustee may resign upon not less than 60 days' notice to the Manager and the Unitholders. The Trustee may be removed by Extraordinary Resolution or by the Manager (if the Manager is then not the Trustee) if the Trustee has committed certain events of bankruptcy or insolvency or is in material breach or default of its obligations under the Trust Agreement which breach has not been cured within 30 days after notice thereof has been given to the Trustee. Any such resignation or removal shall become effective only upon the acceptance of appointment by a successor. If the Trustee resigns, its successor may be appointed by the Manager. The successor must be approved by Unitholders if the Trustee is removed by Unitholders. If no successor has been appointed within 60 days, the Trustee, the Manager or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor.

         The Trust Agreement provides that the Trustee shall not be liable in carrying out its duties under the Trust Agreement except where it is in breach of its obligations under the Trust Agreement, where the Trustee engages in wilful misconduct, bad faith or negligence, or where the Trustee fails to exercise its powers and discharge its duties honestly and in good faith with a view to the best interests of Unitholders, or to exercise the degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee and indemnifying the Trustee and any of its officers, directors, employees, consultants or agents, in respect of certain liabilities incurred by it in carrying out its duties.

         The Trustee is entitled to be reimbursed for all expenses and liabilities which are properly incurred by the Trustee in connection with the activities of the Fund except for liabilities and expenses which a court of competent jurisdiction in a decision which is not appealable has determined, resulted from the Trustee's wilful misconduct, bad faith, negligence, disregard of its duties or standard of care or, material breach or default of its obligations under the Trust Agreement.

         Termination of the Fund

         The Fund will continue until the Termination Date (subject to extension or early termination as described below) and thereupon it will terminate and the net assets of the Fund will be distributed to the Unitholders. Prior to the Termination Date, the Manager will, to the extent practicable, convert the assets of the Fund into cash. The Manager may, in its discretion and upon not less than 30 days' prior written notice to the Unitholders, extend the Termination Date by a period of up to 180 days if the Manager determines that it will be unable to convert all of the Fund's securities to cash and that it would be in the best interests of the Unitholders to do so. Should the liquidation of certain securities not be practicable or should the Manager consider such liquidation not to be appropriate prior to the Termination Date, such securities will be distributed to Unitholders in specie rather than in cash, subject to compliance with any securities or other laws applicable to such distributions.

         The Manager has the right to terminate the Fund prior to the Termination Date upon not less than 90 days' prior written notice to the Unitholders if the Manager, in its discretion, determines that such termination is in the best interests of the Unitholders.

         Distributions and Automatic Reinvestment

         The Fund invests a portion of its funds in securities of Established Companies, including securities of energy royalty and income trusts which make regular cash distributions and, which, together with the Fund's investments in high quality money market instruments, are intended to provide the Fund with sufficient income to permit it to make minimum periodic cash distributions to Unitholders (currently anticipated to be approximately $0.21 per Unit per year).

         Distributions by the Fund are payable on the last business day of each month to Unitholders of record on the tenth business day preceding the end of such month. Monthly distributions of $0.0175 per Unit have been made since June 2003. All cash distributions are automatically paid directly to each Unitholder unless a Unitholder resident in Canada requests in writing that such distributions be reinvested on such Unitholder's behalf pursuant to the Fund's distribution reinvestment plan (the "DRP").

         As well, at least 25% of the net realized taxable capital gains, if any, arising from any realization of the Fund's investments during any calendar year and at least 50% of the Fund's net income, if any, earned during any calendar year (less the aggregate amount of any distributions paid to Unitholders during such calendar year in respect of such calendar year) is payable to the Unitholders of record on December 31 of such calendar year and is distributed in cash on or prior to January 31 of the next year.

         The Fund, in its sole discretion, may return capital and/or make cash distributions of net income and net realized capital gains to the Unitholders from time to time.

         To the extent that the Fund has not made cash distributions to Unitholders equal to 100% of the Fund's net income and net realized taxable capital gains (if any) earned in any calendar year, to ensure that there is no income tax payable by the Fund under the Tax Act, the Trust Agreement provides that such amount will be payable to Unitholders of record on December 31 of that calendar year and that the Fund will distribute such amount (the "Additional Distribution") to such Unitholders on or prior to January 31 of the next year. Subject to obtaining all necessary regulatory approvals, the Additional Distribution will be automatically reinvested, on each Unitholder's behalf, in additional Units, unless a Unitholder requests, during the month of November in any calendar year, that the Additional Distribution payable to him/her in respect of the current year be paid in cash. Each of such Units will be issued at the weighted average trading price of the Units during the five trading days immediately preceding December 31 of such calendar year on the principal stock exchange on which the Units are listed or, if not so listed, at such other value as the Manager shall determine. To the extent that a Unitholder would be entitled to receive a fractional Unit, the Fund will distribute cash in lieu thereof.

         The Fund's ability to make distributions may be restricted in certain circumstances pursuant to the Credit Facility.

         Distribution Reinvestment Plan

         Distributions due to participants in the DRP (the "DRP Participants") are paid to Computershare Trust Company of Canada, in its capacity as agent under the DRP, (the "DRP Agent") and applied to purchase Units.

         Such purchases will either be made from the Fund or in the market. If the weighted average trading price of the Units on the Toronto Stock Exchange (or such other stock exchange on which the Units are listed, if the Units are no longer listed on the Toronto Stock Exchange) for the ten (10) trading days immediately preceding the relevant distribution date, plus applicable commissions or brokerage charges, (the "Market Price") is less than the net asset value per Unit on such distribution date, the DRP Agent will apply the distributions either to purchase Units in the market or from the Fund as follows. Purchases in the market will be made by the DRP Agent on an orderly basis during the four (4) trading day period following the distribution date and the price paid for those Units shall not exceed 115% of the Market Price on the relevant distribution date. On the expiry of that period, the unused part, if any, of the distributions attributable to the DRP Participants will be used to purchase Units from the Fund at a purchase price equal to the higher of (i) the net asset value per Unit on the relevant distribution date and (ii) 95% of the Market Price on the relevant distribution date.

         If the Market Price is equal to or greater than the net asset value per Unit on the relevant distribution date, the DRP Agent will apply the distributions to the purchase of Units from the Fund through the issue of new Units at a purchase price equal to the higher of (i) the net asset value per Unit on the relevant distribution date and (ii) 95% of the Market Price on the relevant distribution date.

         The Units purchased from the Fund's treasury or in the market will be allocated on a pro rata basis to the DRP Participants based on their respective entitlement to the distributions used to purchase such Units.

         To the extent permitted by applicable law and regulatory rulings, DRP Participants will be entitled to make optional cash payments, which will be used to acquire Units by the DRP Agent. Any DRP Participant may invest a minimum of $100 per optional cash payment with a maximum $20,000 per calendar year per DRP Participant. Optional cash payments will be invested on the same basis as distributions. The aggregate number of Units that may be purchased with optional cash payments in a calendar year may not exceed two percent (2%) of the number of Units outstanding at the commencement of such calendar year.

         The DRP Agent furnishes to each DRP Participant a report of the Units purchased for the DRP Participant's account in respect of each distribution date and a cumulative total of all Units purchased for such account. The DRP Agent's charges for administering the DRP and all brokerage fees and commissions are paid by the Fund. Unitholders may terminate their participation in the DRP by written notice to the DRP Agent. The Manager may terminate the DRP in its sole discretion, upon not less than 30 days notice to the DRP Participants. The Manager may also amend, modify or suspend the DRP at any time in its sole discretion, provided that it gives notice thereof to the DRP Participants.

         Redemption of Units

         Subject to the Fund's right to suspend redemptions (described below), Units may be surrendered during the period from March 1 until 5:00 p.m. (Toronto time) on the fifth business day prior to March 31 (the "Notice Period") for redemption to Computershare Trust Company of Canada, the Fund's registrar and transfer agent. Units surrendered for redemption by a Unitholder during the Notice Period will be redeemed on the last business day of March and the Unitholder will receive payment on or before the tenth business day thereafter.

         The maximum number of Units that the Fund is required or permitted to redeem each year will be equal to 2.5% of the outstanding Units as at March 1 of such year. In the event that more than 2.5% of the outstanding Units are surrendered for redemption in any year, the number of Units to be redeemed will be reduced on a proportionate basis, based on the total number of Units surrendered for redemption by all Unitholders.

         Redeeming Unitholders are entitled to receive a redemption price per Unit equal to 95% of the net asset value per Unit determined as of the last business day of March. Any unpaid distribution payable on or before such valuation date in respect of Units to be redeemed on such date will also be paid on. The net asset value per Unit will vary depending on a number of market factors, including volatility in the equity markets and volatility of the securities owned by the Fund.

         A total of 47,090 and 87,480 Units were redeemed by the Fund in 2003 and 2004, respectively.

         Suspension of Redemptions

         The Manager may direct the Trustee to suspend the redemption of Units or payment of any amounts on redemption: (i) during any period when normal trading is suspended on a stock exchange or other market on which securities owned by the Fund are listed and traded, if these securities represent more than 50% of the total asset value of the Fund at the most recent Valuation Date without allowance for liabilities and if these securities are not traded on any other exchange that represents a reasonably practical alternative for the Fund; or (ii) for any period not exceeding 90 days during which the Manager determines that conditions exist which render impractical the sale of assets of the Fund or which impair the ability of the Manager to determine the value of the assets of the Fund. The suspension may apply to all requests for redemption received prior to the suspension but as to which payment has not been made, as well as to all requests received while the suspension is in effect. All Unitholders making such requests shall be advised by the Manager of the suspension and that the redemption will be effected at a price determined on the first business day following the termination of the suspension. All such Unitholders shall have, and shall be advised that they have, the right to withdraw their requests for redemption. The suspension shall terminate in any event on the first day on which the condition giving rise to the suspension has ceased to exist, provided that no other condition under which a suspension is authorized then exists. To the extent not inconsistent with rules and regulations promulgated by any government body having jurisdiction over the Fund, any declaration of suspension made by the Manager shall be conclusive.

         The Fund's ability to redeem Units may be restricted in certain circumstances pursuant to the Credit Facility.

         Calculation of Total Asset Value and Net Asset Value

         The net asset value per Unit is calculated on a fully diluted basis, incorporating the net asset value as of a particular date plus the exercise value of in-the-money rights to acquire Units and divided by the total number of Units outstanding on that date plus the number of Units issuable upon the exercise of such rights to acquire Units. The net asset value per Unit is calculated in Canadian dollars. The Manager has determined that assets for which no published market exists are valued at cost, unless a different value is determined in accordance with the valuation policies described below as a result of the occurrence of a specified event or the delivery of financial statements or a formal valuation.

         In calculating the total asset value and the net asset value at any time:

(a) generally, the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, cash received (or declared to holders of record on a date before the date as of which the net asset value is being determined and to be received) and interest accrued and not yet received, shall be deemed to be the full amount thereof; provided that (i) the value of any security which is a debt obligation which, at the time of acquisition, had a remaining term to maturity of one year or less shall be the amount paid to acquire the obligation plus the amount of any interest accrued on such obligation since the time of acquisition (for the purposes of the foregoing, interest accrued will include amortization over the remaining term to maturity of any discount or premium from the face value of an obligation at the time of its acquisition); and (ii) if the Manager has determined, acting reasonably, that any such deposit, bill, demand note or account receivable is not worth the full amount thereof, the value thereof shall be deemed to be such value as the Manager determines to be the fair value thereof;

(b) the value of any security which is listed on a stock exchange or traded on an over-the-counter market will be the last sale price applicable to a board lot prior to the time of determination of net asset value or if no such sale price is available at that time, but if bid and ask quotations are available, at the average of the bid and the ask price, rather than the quoted sale price;

(c) if a security is interlisted or trades on more than one exchange or market, the Manager shall use the last sale price or quoted or average price (as described in paragraph (b) above), as the case may be, reported on the exchange or market determined by the Manager to be the principal exchange or market for the security;

(d) any value of a security or other asset reported in currency other than Canadian dollars will be translated into Canadian currency at the prevailing rate of exchange, as determined by the Manager, at the time of valuation;

(e) securities which are listed on a stock exchange or traded over-the-counter and which are subject to a hold period or other trading restrictions will be valued as described above, with an appropriate discount as determined by the Manager, acting reasonably;

(f) the value of any security or other asset for which no published market exists, including securities of Private Issuers, will be determined by the Manager in accordance with the following:

         (1) such securities or other assets will normally be carried at cost unless:

              (I) there is an arm's length transaction which in the Manager's reasonable opinion establishes a different value, or

              (II) a material change in the value of an issuer occurs,
                   including as a result of a write-down of its assets on its audited balance sheet or the preparation of a valuation of the issuer or of a substantial portion of its assets by a qualified independent person, in which event the value will be increased or decreased, as appropriate, to the resulting fair value; and

         (2) if there is an arm's length bona fide enforceable offer to purchase all or a substantial portion of an issuer's outstanding securities or its assets, the Fund's securities will be valued based upon the proposed transaction price; and

(g) the value of any security or asset to which, in the opinion of the Manager, the above principles cannot be applied (whether because no price or yield equivalent quotations are available or for any other reason) shall be the fair value thereof determined in good faith in such manner as the Manager from time to time adopts.

         Limitation on Non-resident Ownership

         At no time may non-residents of Canada (at all times in this paragraph for purposes of the Tax Act) be the beneficial owners of a majority of the Units. The Trustee, on behalf of the Fund, will inform the Fund's registrar of this restriction. The registrar may, on instruction from the Manager, require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Manager becomes aware, as a result of the registrar obtaining such declarations as to beneficial ownership or otherwise, that the beneficial owners of more than 40% of the Units then outstanding are, or may be, non-residents of Canada or that such a situation is imminent, the Manager may make a public announcement thereof and shall not accept a subscription for Units or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-resident of Canada. If the Manager determines that a majority of the Units are beneficially held by non-residents of Canada, the registrar will, upon receiving a direction from the Manager, send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Manager may consider equitable and practicable, requiring them to sell their Units or a portion thereof to residents of Canada within a specified period of not more than 30 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the registrar or Manager with satisfactory evidence that they are not non-residents of Canada within such period, the Manager may arrange for the sale, on behalf of such Unitholders, of such Units and in the interim, shall direct the Trustee to suspend the voting and distribution rights attached to such Units. Upon such sale, the affected holders shall cease to be beneficial holders of Units and their rights shall be limited to receiving the net proceeds of the sale of such Units.

Unitholder Protection Rights Plan

         The Fund has entered into an agreement with Computershare Trust Company of Canada dated February 25, 2003 creating a unitholder protection rights plan (the "Rights Plan"). The Rights Plan was approved by the Unitholders at a meeting held on April 14, 2003.

         The Rights Plan utilizes the mechanism of the Permitted Bid (as described below) to ensure that a person seeking control of the Fund gives the Fund's Unitholders and directors of the Manager sufficient time in which to evaluate the bid, negotiate with the initial bidder and encourage competing bids to emerge. The purpose of the Rights Plan is to protect Unitholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders will become subject to the dilutive features of the Rights Plan.

         Generally, to qualify as a Permitted Bid, a bid must be made to all of the Unitholders and must be open for 90 days after the bid is made. If more than 50% of the Units held by Unitholders other than the bidder, its affiliates and persons acting jointly or in concert with it, are deposited or tendered to the bid and not withdrawn, the bidder may take up and pay for such Units. The take-over bid must then be extended for a further period of 10 business days on the same terms to allow those Unitholders who did not initially tender their Units to tender to the take-over bid if they so choose. Thus, there is no coercion to tender during the initial 90-day period because the bid must be open for acceptance for at least 10 days after the expiry of the initial tender period.

         On February 25, 2003, one right (a "Right") was issued for each Unit outstanding which is, until the Separation Time (as defined below), evidenced by a certificate for a Unit. One Right will also attach to any subsequently issued Units. The initial exercise price of the Rights is $60.00 per Unit (the "Exercise Price"), subject to appropriate anti-dilution adjustments.

         The Rights will terminate on February 25, 2008, unless they have been previously terminated in accordance with the terms of the Rights Plan.

         The Rights will separate from the Units to which they are respectively attached and will become exercisable at the time (the "Separation Time") which is 10 days after the earlier of (i) the announcement that a person has become the beneficial owner of 20% or more of the Units, other than by an acquisition pursuant to a Permitted Bid, or (ii) the commencement or announcement date, or such later date as may be determined by the directors of the Manager in respect of a take-over bid to acquire 20% or more of the Units, other than by an acquisition pursuant to a Permitted Bid.

         The acquisition by a person (an "Acquiring Person"), including others acting in concert, of 20% or more of the Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Fund or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, the Rights (other than those held by the Acquiring Person) will permit the holder to purchase, upon payment of the Exercise Price, Units with a total market value of twice the Exercise Price (i.e., at a 50% discount).

         Until a Right is exercised, the holder of such Right, as such, will have no rights as a Unitholder of the Fund.

Indemnification of the Manager and the Investment Advisor

         The Fund has agreed, pursuant to the Management Agreement and the Investment Advisory Agreement to indemnify the Manager and the Investment Advisor, respectively, and their respective officers, directors, employees, consultants and agents (collectively, "Indemnified Persons"), only out of the assets of the Fund, from and against all liabilities and expenses reasonably incurred by any of them in connection with any matter relating to the Fund, unless such Indemnified Person is finally adjudged to have committed an act or omission involving wilful misconduct, bad faith, negligence, disregard of its duties or standard of care, diligence and skill, material breach or default of its obligations or, in the case of the Investment Advisor, breach of the statutory duties to deal fairly, honestly and in good faith that are from time to time applicable to registered investment advisors in the province of Ontario.

C.       MATERIAL CONTRACTS

         The following are the material contracts to which the Fund is currently a party or which were entered into by it within the two years preceding the date of this registration statement.

         (a) the Management Agreement, described under "Management Agreement" in Item 6B;

         (b) the Credit Facility described under "Borrowing and Credit Facility" in Item 4B;

         (c)  the Trust Agreement described under "Trust Agreement" in Item
              10B;

         (d)  the Investment Advisory Agreement described below; and

         (e)  the agency agreements described below.

Investment Advisory Agreement

         The Investment Advisory Agreement, among the Manager, the Investment Advisor and the Trustee, is for a term ending on the Termination Date. Either the Investment Advisor or the Manager may terminate such agreement upon 90 days written notice to the other party. As well, the Investment Advisor may be removed by the then current trustee of the Fund by an Extraordinary Resolution in the event that the Investment Advisor is in breach of or in default under the Investment Advisory Agreement which is not cured within 20 business days of notice to the Investment Advisor. The Investment Advisory Agreement will terminate automatically in the event that the Investment Advisor becomes bankrupt, insolvent or makes a general assignment for the benefit of its creditors. As well, the Investment Advisor will be removed by the Manager in the event that it fails to maintain its registration with the Ontario Securities Commission in good standing.

Agency Agreements

         Pursuant to a soliciting dealer agreement dated February 28, 2003, between the Manager, on behalf of the Fund, and National Bank Financial Inc. ("NBF"), NBF was appointed as soliciting dealer for the purpose of soliciting the exercise of up to 1,911,939 rights, each four rights entitling the holder to purchase one Unit at $7.00. Pursuant to this agreement, NBF was entitled to be paid a solicitation fee of $0.10 for each Unit subscribed for under the rights offering, a flat fee of $50,000.00 and an additional fee of $0.025 for each right that was exercised. Pursuant to the rights offering, a total of 354,860 Units were subscribed for.

         Pursuant to an agency agreement dated October 27, 2003 among the Fund, the Manager, the Investment Advisor and First Associates Investments Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Dundee Securities Corporation, Canaccord Capital Corporation, Desjardins Securities Inc., Raymond James Ltd., FirstEnergy Capital Corp. and Research Capital Corporation (collectively "the Agents"), the Agents were appointed as the Fund's agents in connection with a reasonable efforts offering consisting of a base offering of up to 1,250,000 Units and a 15% over-allotment option, at a price of $8.00 per Unit, pursuant to which the Agents were entitled to receive commissions of $0.54 for each Unit sold. This agreement contains representations, warranties, covenants and indemnities given in favour of the Fund and the Manager. 1,374,000 Units were sold pursuant to this offering.

D.       EXCHANGE CONTROLS

         There is no law or governmental decree or regulation of general application in Canada that restricts the export or import of capital, or affects the remittance of distributions from a trust fund or other payments to a non-resident holder of trust units, other than withholding tax requirements. See below for discussion under "Taxation."

         Except as described above in Item 10B, there are no limitations of general application imposed by Canadian law or by the constituent documents of the Fund on the right of a non-resident to hold or vote Units, other than as provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act:

         The Investment Canada Act requires "non-Canadian" individuals, governments and government agencies, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act), or establish a new "Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review (depending upon, among other things, the size of the transaction and the nature of the business which is the subject matter of the transaction) with the Investment Review Division of Industry Canada. Acquisitions of control of a Canadian business by a "non-Canadian" that are required to be reviewed and can only be completed once approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied, or deemed to be satisfied, that the acquisition is "likely to be of net benefit to Canada," having regard to factors to be taken into account as set forth in the Investment Canada Act. The Investment Canada Act provides detailed rules for determining whether control has been or will be acquired. For instance, the acquisition of one-third or more of the voting shares of a corporation is rebuttably presumed to be an acquisition of control. Generally, reviewable acquisitions of control may not be implemented before being approved by the Minister. Failure to comply with the review provisions of the Investment Canada Act could ultimately result in, among other things, a court order directing divestiture of the Canadian business.

E.       TAXATION

Material Canadian Federal Income Tax Considerations

         The following is a summary of material Canadian federal income tax considerations generally applicable to a Unitholder who at all relevant times, for the purposes of the Tax Act, is neither resident nor deemed by the Tax Act to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Units in connection with carrying on a business in Canada. Special rules, which are not discussed herein, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

         This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "Regulations") and the provisions of the Canada-US Income Tax Convention (the "Convention") in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, including the Notice of Ways and Means Motion to amend the Tax Act released by the Minister of Finance (Canada) on March 23, 2004 (the "Proposals"), and Counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency ("CCRA"). Except for the foregoing, this summary does not take into account or anticipate any other changes in law, whether by legislative, governmental or judicial decision or action or changes in administrative practices of CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurance can be given that the proposed amendments will be enacted or that they will be enacted in the form announced by the Minister of Finance (Canada).

         This summary is based on the assumption that the Fund will qualify at all times as a "unit trust" and a "mutual fund trust" within the meaning of the Tax Act. In order to so qualify, the Fund must comply on a continuous basis with certain investment criteria referred to under the heading "Investment Restrictions" above and certain minimum distribution requirements relating to the Units. In addition the Fund may not at any time reasonably be considered to have been established or to be maintained primarily for the benefit of non-residents of Canada. In the event the Fund were not to so qualify, the income tax consequences described below would in some respects be materially different. It is also assumed, for purposes of the discussion below with respect to the Proposals, that the Units will continue to be listed on a prescribed stock exchange (for purposes of the Tax Act) and the value of the Units will be primarily attributable to Canadian resource property (as defined in the Tax Act) at all relevant times.

         THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER. COUNSEL RECOMMENDS THAT HOLDERS CONSULT THEIR OWN TAX ADVISORS REGARDING THE INCOME TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

         Distributions by the Fund

         A distribution of income of the Fund to a Unitholder not resident in Canada will generally be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of an income tax convention between Canada and the Unitholder's jurisdiction of residence. For example, Unitholders who are residents of the United States for the purposes of the Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distribution. Certain corporations resident in the United States but not subject to taxation therein may not be considered by the CCRA to be residents of the United States for the purposes of the Convention and therefore not entitled to the reduced rate of withholding.

         Subject to the Proposals, discussed below, a distribution of the net taxable capital gains of the Fund to a Unitholder not resident in Canada will not be subject to Canadian withholding tax, provided that the Fund makes the necessary designation under the Tax Act to have the amount deemed to be a taxable capital gain of the non-resident Unitholder. However, the Proposals deem any such distributions arising from dispositions after March 22, 2004, of taxable Canadian property (as defined in the Tax Act) to be distributions of income and subject to the withholding tax discussed above.

         Pursuant to the Proposals, the Fund will also be required to withhold 15% of the amount of any other distributions made after 2004 to a non-resident Unitholder that would otherwise not be subject to Canadian withholding tax and remit the withheld amount to the Receiver General. Where the Fund has withheld such an amount in respect of a non-resident Unitholder who subsequently realizes a loss on the disposition of the Units, it may be possible for the non-resident Unitholder to file a Canadian income tax return to recover a portion of the amount that was withheld.

         Disposition of Units

         A non-resident Unitholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Units (whether on redemption, by virtue of capital distributions in excess of the Unitholder's adjusted cost base or otherwise) unless the Units disposed of constitute "taxable Canadian property" of the non-resident Unitholder at the time of the disposition and the non-resident Unitholder is not entitled to relief under an applicable income tax convention. Units of a Unitholder generally will not be considered to be "taxable Canadian property" at a particular time, provided that the Unitholder, persons with whom the Unitholder does not deal at arm's length, or the Unitholder together with such persons, has not owned 25% or more of the Units of the Fund at any time within the 60 month period preceding the particular time.

         For the purposes of computing Canadian federal income tax, Unitholders who are not resident in Canada generally will compute the adjusted cost base of their Units under the same rules as apply to residents of Canada under the Tax Act.

Material United States Federal Income Tax Considerations

         The following is a general summary of the material United States federal income tax considerations relevant to U.S. Holders (as defined below) with respect to the ownership and disposition of Units. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion does not address all of the tax consequences that may be relevant to a particular U.S. Holder or to U.S. Holders subject to special treatment under United States federal income tax laws (such as (i) tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, (ii) financial institutions, insurance companies, real estate investment trusts, regulated investment companies or brokers, dealers or traders in securities, (iii) persons that hold an interest in a partnership or other pass-through entity that owns Units or (iv) persons that hold an interest in a corporation or entity treated as a corporation that owns Units). This discussion is limited to U.S. Holders who hold their Units as "capital assets" for United States federal income tax purposes (generally, assets held for investment). No ruling has been or will be obtained from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or investment in the Fund. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

         THE UNITED STATES FEDERAL INCOME TAX TREATMENT OF AN INVESTMENT IN THE UNITS IS COMPLEX, UNCERTAIN, DEPENDENT ON SPECIFIC TAX ELECTIONS MADE BY U.S. HOLDERS, AND IN SOME CASES, POTENTIALLY UNFAVORABLE TO U.S. HOLDERS. ACCORDINGLY, EACH U.S. HOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF UNITS, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-UNITED STATES TAX LAWS.

         For purposes of this summary, a "U.S. Holder" means (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity classified as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or
(iv) a trust if: (a) a court within the United States is able to exercise primary supervision over the administration of such trust, and (b) one or more United States persons have the authority to control all substantial decisions of such trust.

Classification of the Fund

         The fund will be treated as a corporation for United States federal income tax purposes.

Passive Foreign Investment Company Treatment

         The Fund has been, and expects to continue to be, a "passive foreign investment company" for United States federal income tax purposes. Under United States federal income tax law, a non-United States corporation, such as the Fund, is treated as a passive foreign investment company for any taxable year in which either (i) at least 75% of the Fund's gross income is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of the Fund's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes interest, dividends, certain types of rents and royalties, and the amount of any net gain from the sale or exchange of property that produces such income.

         If, as expected, the Fund is treated under these rules as a passive foreign investment company, the tax consequences to a U.S. Holder that owns Units depend on whether or not the U.S. Holder makes a "qualified electing fund" ("QEF") election or a mark-to-market election ("mark-to-market election"). Each of these elections, as well as the failure to make either of these elections, are discussed below.

QEF Election

         A U.S. Holder that owns Units may elect to have the Fund treated as a QEF, provided that the Fund provides such person with certain information. A QEF election must be made by a U.S. Holder before the due date (with regard to extensions) for such person's tax return for the taxable year for which the election is made and once made, is effective for all subsequent taxable years of such U.S. Holder unless revoked with the consent of the IRS. A U.S. Holder that makes a QEF election with respect to the Fund is referred to herein as an "Electing U.S. Holder". The Fund intends to make available to U.S. Holders the annual statement currently required by the IRS, which will include information as to the allocation of the Fund's ordinary earnings and net capital gain among the Units and as to distributions on such Units. Such statement may be used by Electing U.S. Holders for purposes of complying with the reporting requirements applicable to the QEF election.

         So long as an Electing U.S. Holder's QEF election is in effect with respect to the entire holding period for such holder's Units, such holder's gain or loss on the sale or other disposition of such Units generally will be a capital gain or loss. Such capital gain or loss generally will be long-term if such Electing U.S. Holder had held the Units for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2008 (and a higher rate thereafter).

         A U.S. Holder holding Units with respect to which a QEF election is not in effect for the entire holding period may avoid the adverse ordinary income and interest charge consequences (described in "U.S. Holders that do not Make a QEF or Mark-to-Market Election" below) upon any subsequent disposition of such Units if such person elects to recognize any unrealized gain in such Units as of the first day in the first year that the QEF election applies to such Units (a "deemed sale" election). Any gain so recognized, however, will be subject to the ordinary income and interest charge consequences. Although a deemed sale election ordinarily must be made for the year in which a QEF election is made, such election should be available with respect to Units even if the Electing U.S. Holder had a QEF election in effect with respect to the Fund for a prior year, and should apply only to those Units (and not to other Units held by such U.S. Holder). There is no authority regarding the availability or effect of a deemed sale election in these circumstances, however, and each Electing U.S. Holder is urged to consult his, her or its own tax advisor.

         An Electing U.S. Holder will be required to include currently in gross income such U.S. Holder's pro rata share of the Fund's annual ordinary earnings and annual net capital gains. Such inclusion will be required whether or not such U.S. Holder owns Units for an entire year or at the end of the Fund's taxable year. The amount so includable will be determined without regard to the amount of cash distributions, if any, received from the Fund. Electing U.S. Holders will be required to pay tax currently on such imputed income, unless, as described below, an election is made to defer such payment. The amount currently included in income will be treated as ordinary income to the extent of the Electing U.S. Holder's allocable share of the Fund's ordinary earnings and generally will be treated as long-term capital gain to the extent of such U.S. Holder's allocable share of the Fund's net capital gains. Such net capital gains ordinarily would be subject to a maximum 15% United States federal income tax rate for taxable years beginning on or before December 31, 2008 (and a higher rate thereafter) in the case of non-corporate U.S. Holders, unless the Fund elects to treat the entire amount of its net capital gain as ordinary income. No portion of such ordinary earnings will be eligible for the favorable 15% United States federal income tax rate applicable to so-called qualified dividend income.

         If an Electing U.S. Holder demonstrates to the satisfaction of the IRS that amounts actually distributed to him have been previously included in income as described above by such U.S. Holder or a previous U.S. Holder, such distributions generally will not be taxable. An Electing U.S. Holder's tax basis in his. her or its Units will be increased by any amounts currently included in income under the QEF rules and will be decreased by any subsequent distributions from the Fund that are treated as non-taxable distributions of previously-included income (as described in the preceding sentence). For purposes of determining the amounts includable in income by Electing U.S. Holders, the tax bases of the Fund's assets, and the ordinary earnings and net capital gains of the Fund, will be computed on the basis of United States federal income tax principles. Accordingly, it is anticipated that such tax bases and such ordinary earnings and net capital gains may differ from the figures set forth in the Fund's financial statements (including those incorporated by reference herein).

         The Fund intends to distribute to holders of record of Units, at least annually, an aggregate amount of dividends equal to the Fund's ordinary earnings and net capital gains, net of any expenses of the Fund. Any such dividends (other than certain capital gains dividends) to non-residents of Canada will be subject to Canadian withholding tax. See "Material Canadian Federal Income Tax Considerations -- Distributions by the Fund." Because such dividends may be subject to Canadian withholding tax and also may be subject to state or local income tax liabilities, or in the event the Fund fails to make such distributions, Electing U.S. Holders may not receive sufficient cash from the Fund necessary to pay their tax liabilities arising from imputed income in respect of the Fund's ordinary earnings and net capital gains under the QEF rules. An Electing U.S. Holder who sells his, her or its Units prior to the end of the Fund's taxable year will be required to include in income, as of the last day of the Fund's taxable year, a portion of the Fund's ordinary earnings and net capital gains attributable on a pro rata basis to the period during which such Units were held during such taxable year, but may not receive the cash distribution described in the first sentence of this paragraph. However, the amount of such U.S. Holder's taxable gain on the sale should be reduced, or the amount of his or her taxable loss increased, by the amount of such income inclusion. If an Electing U.S. Holder sells his or her Units in a taxable year of such U.S. Holder ending during the Fund's then current taxable year, such U.S. Holder may nevertheless have to include his or her proportionate share of the Fund's ordinary earnings and net capital gains in gross income for his or her taxable year which includes the last day of such taxable year of the Fund. While the matter is unclear, such U.S. Holder should be able to claim a loss in his, her or its subsequent taxable year equal to the amount by which such holder's tax basis in the Units would have increased to reflect the imputed income under the QEF rules.

         An Electing U.S. Holder may elect to defer, until the occurrence of certain events, payment of the United States federal income tax attributable to amounts includable in income for which no current distributions are received, but will be required to pay interest on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax.

         Under temporary Treasury Regulations, an individual is required to include in income his or her proportionate share of the investment expenses of certain "pass-through" entities. It is not clear under such Treasury Regulations whether a passive foreign investment company for which a QEF election is in effect may be treated as a "pass-through" entity. If these provisions were to apply to the Fund, each individual Electing U.S. Holder would be required to include in income an amount equal to a portion of the Fund's investment expenses and would be permitted an offsetting deduction (if otherwise allowable under the Code) to the extent that the amount of such expenses included in income, plus certain other miscellaneous itemized deductions of such U.S. Holder, exceed 2% of such U.S. Holder's adjusted gross income.

Mark-to-Market Election

         A U.S. Holder generally may make a mark-to-market election with respect to shares of "marketable stock" of a passive foreign investment company. Under the Code and Treasury Regulations, the term "marketable stock" includes stock of a passive foreign investment company that is "regularly traded" on a "qualified exchange or other market". In general, a "qualified exchange or other market" means (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934 or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and has the following characteristics: (a) the exchange has trading volume, listing, financial disclosure and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open market, and to protect investors, and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (b) the rules of the exchange ensure active trading of listed stocks. A class of stock is "regularly traded" on a qualified exchange or other market for any calendar year during which such class of stock is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. Based upon the foregoing, the Fund expects that the Units will be "marketable stock" for these purposes.

         As a result of a mark-to-market election, a U.S. Holder will generally be required to report gain annually in an amount equal to the excess of the fair market value of the Units at the end of the taxable year over the adjusted tax basis of the Units at that time and will generally be required to report loss annually in an amount equal to the excess of the adjusted tax basis of the Units at the end of the taxable year over the fair market value of the Units at that time, but only to the extent of any prior net mark-to-market gains. Any gain under this computation, and any gain on an actual sale or other disposition of the Units, will be treated as ordinary income. Any loss under this computation will be treated as ordinary loss. Any loss on an actual sale or other disposition will be treated as an ordinary loss to the extent of the prior net mark-to-market gain and thereafter will be considered capital loss. Thus, a U.S. Holder that makes a mark-to-market election will be taxed on appreciation with respect to the holder's Units even though such holder has no corresponding receipt of cash. In addition, unlike the case of a QEF election, a U.S. Holder that has made a mark-to-market election generally cannot obtain any favorably-taxed long-term capital gains with respect to the Units. The U.S. Holder's tax basis in the Units is adjusted for any gain or loss taken into account under the mark-to-market election. Under Treasury Regulations, if a U.S. Holder has made a QEF election and subsequently makes a mark-to-market election with respect to the same stock, the mark-to-market election will automatically terminate the QEF election, and such U.S. Holder may not make another QEF election with respect to the stock before the sixth taxable year thereafter. Unless either (i) the mark-to-market election is made as of the beginning of the U.S. Holder's holding period for the Units or (ii) a QEF election has been in effect for such person's entire holding period, any mark-to-market gain for the election year generally will be subject to the rules applicable to dispositions by non-Electing U.S. Holders described below.

U.S. Holders that do not Make a QEF or Mark-to-Market Election

         If a U.S. Holder does not make a mark-to-market election or a QEF election (or does not have a QEF election in effect with respect to the entire period that such U.S. Holder holds, or is treating as holding, Units), then the U.S. Holder will be taxed at ordinary income (as opposed to capital gains) rates and also must pay an interest charge (described below) on any "excess distribution" received with respect to such holder's Units (generally distributions that exceed 125% of the average amount of distributions in respect of such Unit received during the preceding three years or, if shorter, during the U.S. Holder's holding period prior to the distribution year) and on any gain on the sale or other disposition of such holder's Units. The amount of the excess distribution or gain generally will be required to be allocated rateably to each day in the U.S. Holder's holding period for the Units. The amounts allocated to prior taxable years generally will be taxed at the highest ordinary income tax rate in effect for each such prior taxable year and will also be subject to an interest charge computed as if such tax liability had actually been due with respect to each such prior taxable year. Unlike the case of a QEF election, a U.S. Holder that does not make a QEF or mark-to-market election cannot obtain any favorably-taxed long-term capital gains with respect to the Units. No portion of any excess distribution will be eligible for the favorable 15% United States federal income tax rate applicable to so-called qualified dividend income.

         Under proposed Treasury Regulations, a "disposition" resulting in gain to be recognized under the rules described above may include, under certain circumstances, transfers at death, gifts, pledges and other transactions with respect to which gain ordinarily would not be recognized. Although these proposed Treasury Regulations are not currently in effect, if finalized in their current form they would apply on a retroactive basis. Under certain circumstances, the adjustment generally made to the tax basis of property held by a decedent may not apply to the tax basis of Units if a QEF election was not in effect for the deceased U.S. Holder's entire holding period. Any loss realized by a non-Electing U.S. Holder on the disposition of Units held as a capital asset ordinarily will be capital loss.

Treatment of Certain Distributions and Canadian Withholding Tax

         To the extent that a distribution paid with respect to a Unit is not an "excess distribution" received by a non-Electing U.S. Holder, and is not treated as a non-taxable distribution paid from earnings previously included in income by an Electing U.S. Holder under the QEF rules, such distribution (including amounts withheld in respect of Canadian federal income tax) will be taxable as ordinary income to the extent of the Fund's current or accumulated earnings and profits (as computed for United States federal income tax purposes). Any distribution in excess of such earnings and profits will be treated as a nontaxable return of capital to the extent of the tax basis of the Unit, and any distribution in excess of the tax basis will be treated as taxable gain from the sale or exchange of the Unit. Dividends on the Units will not be eligible for the favorable 15% United States federal income tax rate applicable to so-called qualified dividend income if, as expected, the Fund continues to be a passive foreign investment company for United States federal income tax purposes. In addition, dividends on the Units generally will not be eligible for the dividends-received deduction for corporations.

         Subject to complex limitations set forth in the Code and the United States-Canada Income Tax Convention, U.S. Holders may be entitled to claim a credit against their United States federal income tax liability for Canadian federal income tax withheld from dividends on the Units. Among other things, any dividends or inclusions under the passive foreign investment company rules for a year in which more than 50% of the total voting power or value of the Fund's Units is owned by U.S. Holders may be treated in part as United States source income for purposes of the United States foreign tax credit. The United States foreign tax credit rules are complex and subject to numerous limitations. Taxpayers who do not elect to claim foreign tax credits for a taxable year may be entitled to a deduction for any Canadian federal income tax. U.S. Holders must consult their own tax advisors regarding the availability to them of a foreign tax credit or deduction with respect to any Canadian federal income tax withheld.

Information Reporting and Backup Withholding

         United States information reporting requirements and backup withholding tax generally will apply to certain non-corporate holders of Units. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of Units by a paying agent within the United States to a holder of Units (other than an "exempt recipient," which includes non-United States shareholders that provide an appropriate certification and certain other persons). A paying agent or other intermediary within the United States will be required to withhold (currently at a rate of 28%) on any payment of proceeds from the sale or redemption of Units within the United States to a U.S. Holder (other than a corporation or an "exempt recipient") if such U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be refunded (or credited against such U.S. Holder's United States federal income tax liability, if any) provided the required information is furnished to the IRS. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a U.S. Holder, the amount of dividends paid with respect to such Units will be reported annually to the IRS and such U.S. Holder.

F.       DIVIDEND AND PAYING AGENTS

         Not Applicable

G.       STATEMENTS BY EXPERTS

         The financial statements included in this registration statement have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

H.       DOCUMENTS ON DISPLAY

         Subsequent to the filing of this registration statement on Form 20-F, the Fund will be subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of such material can also be obtained from the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site, www.sec.gov, that contains reports and other information regarding companies that file with the SEC.

I.       SUBSIDIARY INFORMATION

         Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.       QUANTITATIVE INFORMATION ABOUT MARKET RISK

         The Fund does not invest in market risk sensitive instruments such as derivative financial instruments or derivative commodity instruments.

B.       QUALITATIVE INFORMATION ABOUT MARKET RISK

         The Fund's primary market risk exposure relates to the market price for oil and natural gas. The operations and financial condition of the resource-based issuers in which the Fund invests and, accordingly, the amount of distributions paid on those securities, if any, and the trading prices and values thereof are dependent upon commodity prices applicable to such issuers' production. Prices for oil and natural gas may vary and are determined by supply and demand considerations, including weather and general economic and political conditions. A decline in oil and natural gas prices could have an adverse effect on the operations and financial condition of the issuers of the securities held by the Fund and on the trading prices or values of such securities, and could limit the amount of distributions, if any, paid on such securities to the Fund. The Fund does not actively manage this risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable

                                    PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

         Not Applicable

ITEM 16. [RESERVED]

ITEM 16 A.        AUDIT COMMITTEE FINANCIAL EXPERT

         Not Applicable

ITEM 16 B.        CODE OF ETHICS

         Not Applicable

ITEM 16 C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Not Applicable

ITEM 16 D.        EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable

ITEM 16 E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                  AFFILIATED PURCHASERS

         Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         Refer to Exhibits 14.1 and 14.2

ITEM 18. FINANCIAL STATEMENTS

         Not Applicable.

ITEM 19. EXHIBITS

         The following exhibits are filed as a part of this registration statement:

        EXHIBIT NO.          EXHIBIT NAME

            1.1 Trust Agreement, dated February 14, 2002, as amended and restated as of April 11, 2002 and October 10, 2003, between the Manager, and the Trustee

            2.1 Unitholders Rights Plan, dated February 25, 2003, between the Fund and Computershare Trust Company of Canada

            2.2              Distribution Reinvestment Plan

            4.1 Management Agreement, dated as of April 11, 2002 between the Fund and the Manager

            4.2 Investment Advisory Agreement, dated as of April 11, 2002 (as amended as of October 22, 2002) among the Investment Advisor, the Manager and the Trustee

            4.3 Credit Facility, dated October 10, 2003, between the Fund, the Manager and The Bank of Nova Scotia

            4.4              Unit Incentive Plan, dated March 8, 2004

            4.5 Soliciting Dealer Agreement, dated February 28, 2003, between the Manager, on behalf of the Fund, and National Bank Financial Inc., relating to the Rights Offering

            4.6 Agency Agreement, dated October 27, 2003, among the Fund, the Manager, the Investment Advisor and First Associates Investments Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Dundee Securities Corporation, Canaccord Capital Corporation, Desjardins Securities Inc., Raymond James Ltd., FirstEnergy Capital Corp. and Research Capital Corporation

            14.1 Unaudited Financial Statements of the Fund at and for the Three Month periods Ended March 31, 2003 and 2004.

            14.2 Audited Financial Statements of the Fund at December 31, 2002 and 2003 and for the year ended December 31, 2003 and the period from May 9, 2002 to December 31, 2002.

            15.1             Consent of Deloitte & Touche LLP


                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf. *

                        STRATEGIC ENERGY FUND, by its manager, Strategic Energy Management Corp.

                                (Registrant)


                                /s/ Gordon M. Thompson

Date:  June 25, 2004

* The Registrant is a trust and the individual is signing in his capacity as President of Strategic Energy Management Corp., the manager of the Registrant.

                                    EXHIBITS

         EXHIBIT NO.         EXHIBIT NAME

            1.1 Trust Agreement, dated February 14, 2002, as amended and restated as of April 11, 2002 and October 10, 2003, between the Manager, and the Trustee

            2.1 Unitholders Rights Plan, dated February 25, 2003, between the Fund and Computershare Trust Company of Canada

            2.2              Distribution Reinvestment Plan

            4.1 Management Agreement, dated as of April 11, 2002 between the Fund and the Manager

            4.2 Investment Advisory Agreement, dated as of April 11, 2002 (as amended as of October 22, 2002) among the Investment Advisor, the Manager and the Trustee

            4.3 Credit Facility, dated October 10, 2003 between the Fund, the Manager and The Bank of Nova Scotia

            4.4              Unit Incentive Plan, dated March 8, 2004

            4.5 Soliciting Dealer Agreement, dated February 28, 2003, between the Manager, on behalf of the Fund, and National Bank Financial Inc., relating to the Rights Offering

            4.6 Agency Agreement, dated October 27, 2003, among the Fund, the Manager, the Investment Advisor and First Associates Investments Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Dundee Securities Corporation, Canaccord Capital Corporation, Desjardins Securities Inc., Raymond James Ltd., FirstEnergy Capital Corp. and Research Capital Corporation

            14.1 Unaudited Financial Statements of the Fund at and for the Three Month periods Ended March 31, 2003 and 2004.

            14.2 Audited Financial Statements of the Fund at December 31, 2002 and 2003 and for the year ended December 31, 2003 and the period from May 9, 2002 to December 31, 2002.

            15.1             Consent of Deloitte & Touche LLP